SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 10/A

                (Amendment No. 2 to Form 10 filed April 30, 2003)
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                    (Exact name of registrant as specified in
                       its limited partnership agreement)



       New York                                          22-3644546
------------------------------                     -------------------
(State or other jurisdiction                        (I. R. S. Employer
of incorporation or organization)                  Identification No.)


399 Park Avenue-7th floor
New York, New York                                         10022
-------------------------                                -----------
(Address of principal executive                           (Zip Code)
offices)

Registrant's telephone number,
including area code                                     212-559-2011
                                                       ------------

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                         Name of each exchange on
         to be so registered                         which each class is to be
                                                     registered

  ---------------------------                       --------------------------

  ---------------------------                       --------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                                (Title of Class)

Item 1. Business

     General development of business. Salomon Smith Barney Orion Futures Fund L.P. (the "Partnership") is a limited partnership which was organized on March 22, 1999 under the laws of the State of New York. The objective of the Partnership is to achieve substantial capital appreciation through speculative trading in U.S. and international markets for currencies, interest rates, stock indices, agricultural and energy products and precious and base metals. The Partnership may employ futures, options on futures, and forward contracts in those markets. The Partnership may also enter into swap transactions relating to the value of crude oil and other energy related products. During the initial offering period, March 31, 1999 to June 10, 1999, the Partnership sold 10,499
Units of Limited Partnership Interest ("Units") at $1,000 per Unit. The Partnership commenced its operations on June 10, 1999. No securities which represent an equity interest or any other interest in the Partnership trade on any public market. The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise.

     On July 17, 2003, the General Partner (defined below) authorized an additional 50,000 Units for sale. The Partnership privately and continuously offers up to 150,000 Units to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to a limited number of persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. As of June 30, 2003, approximately 97,305.6841 Units have been sold. On June 30, 2003, the Net Asset Value per Unit was $1,113.12. Sales and redemptions of Units and general partner contributions and redemptions for the three and six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000 are reported in the Statements of Partners' Capital under "Item 13. Financial Statements and Supplementary Data".

     Citigroup Global Markets Inc. ("CGM"), formerly known as Salomon Smith Barney Inc., acts as the Partnership's commodity broker, pursuant to an amended and restated customer agreement, dated as of April 1, 2001 (the "Customer Agreement"), by and among the Partnership, the General Partner and CGM. The Customer Agreement is attached as Exhibit 10.4 hereto. CGM is also the Partnership's selling agent pursuant to an amended and restated agency agreement, dated as of April 1, 2001, attached as Exhibit 10.5 hereto.

     Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership's general partner and commodity pool operator (the "General Partner"). At the commencement of trading the Partnership's general partner was SFG Global Investments, Inc. and Citigroup Managed Futures LLC was the Partnership's
trading manager. Effective April 1, 2001, the limited partners of the Partnership elected Citigroup Managed Futures LLC as the general partner of the Partnership and consented to the withdrawal of SFG Global Investments, Inc. as general partner. Concurrent with its election as general partner, Citigroup Managed Futures LLC withdrew as the Partnership's trading manager.

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

     The General Partner is the surviving company of a merger that occurred on August 2, 1993 merging three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the Partnership's monthly account statements and audited annual reports are distributed to each limited partner in accordance with CFTC regulations 4.22(a), (b) and (c). Limited partners of the Partnership are permitted to review the Partnership's and the General Partner's CFTC filings at the General Partner's offices. In addition, the CFTC has authority under the Commodity Exchange Act (the "CEA") to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure and reporting requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person's registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person's trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conducts futures trading business with public customers.

     The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMH"), formerly known as Salomon Smith Barney Holdings, Inc., which is also the sole owner of CGM. CGMH is itself a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

     Under the amended and restated limited partnership agreement of the Partnership, dated as of April 1, 2001 (the "Limited Partnership Agreement"), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 0.5% per year of Net Assets (defined below) of the Partnership. This fee may be increased or decreased at the discretion of the General Partner.

     The General Partner has selected AAA Capital Management, Inc. ("AAA"), Willowbridge Associates Inc. ("Willowbridge") and Winton Capital Management Limited ("Winton") as the current trading advisors of the Partnership (the "Advisors"). The programs traded by each Advisor on behalf of the Partnership are: AAA - Energy Program using futures and swaps; Willowbridge - Argo and Vulcan Trading Systems; Winton - Diversified Program.

     The General Partner currently has management agreements in effect with each of the Advisors (the "Management Agreements"), pursuant to which the Advisor


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

manages the Partnership's assets. The Management Agreements for AAA, Willowbridge and Winton are dated as of September 30, 1999, March 1, 2001 and May 12, 2003, respectively. The Management Agreements expire on June 30 of each year. Each Management Agreement may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The AAA and Willowbridge Management Agreements were amended effective as of April 1, 2001, as discussed above to reflect the election of the General Partner as the general partner of the Partnership. The Partnership pays each Advisor a monthly management fee equal to equal to 2% per year of Net Assets. The Advisors also receive an incentive fee equal to 20% of new trading profits earned by the Advisor in each calendar quarter. Pursuant to the express terms of each Management Agreement, each Advisor is considered to be an independent contractor of the Partnership, notwithstanding the fact that the sole trading principal of AAA, Mr. A. Anthony Annunziato, is an employee of CGM. As of June 30, 2003, the Partnership's assets were allocated among the Advisors in the following approximate percentages: AAA, 39%; Willowbridge, 41% (Argo Trading System, 32%; Vulcan Trading System, 9%; and Winton, 20%). The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership.

Competition

         The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

     o    The Partnership competes with other pools for investors.

     o The Advisors may compete with other traders in the markets, including each other, in establishing or liquidating positions on behalf of the Partnership.

     o The Partnership competes with other individual and pooled accounts traded by the Advisors in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisors may be unable to liquidate winning or losing positions without incurring additional losses. The Advisors are required to use an allocation methodology that is fair to all of its customers. The Advisors attempt to minimize the impact of different prices received on orders.

Conflicts of Interest

     Other than as described below, neither the Advisors, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership's offering memorandum and Limited Partnership Agreement disclosed these conflicts and limited partners acknowledge and consent to them at the time their investments are made.

     (1)  Relationship  among the  Partnership,  the  General  Partner,  CGM and
Citibank

         The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. As a result of this affiliation, the following conflicts arise:

     o The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by "arm's-length" negotiation and the General Partner has no incentive to replace CGM as commodity broker even if such replacement would be in the best interest of the Partnership.

     o The General Partner selects the advisors to the Partnership and allocates Partnership assets among them. The General Partner may have a conflict of interest between selecting or allocating assets to advisors that will trade in the best interests of the Partnership and selecting or allocating assets to advisors that will generate a large number of trades and therefore large amounts of commissions to benefit CGM.

     o The General Partner, in its discretion, determines whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater.

     o Limited partners' financial consultants have a financial incentive to recommend that limited partners purchase and not redeem Units even when it is not in their best interests to remain invested in the Partnership because the financial consultants will receive ongoing compensation for providing service to such account.

     Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

     The Partnership's subscription account is maintained at Citibank N.A. Citibank N.A. is an affiliate of the General Partner and of CGM. The General Partner's decision to maintain the Partnership's subscription account with Citibank N.A. is based on its assessment that the rates charged to the Partnership are favorable and competitive for the services provided, notwithstanding the General Partner's conflict of interest in selecting an affiliate.

     (2)  Relationship among the General Partner,  CGM and A. Anthony Annunziato


     o A. Anthony Annunziato, the sole trading principal of AAA is an employee of CGM and earns brokerage income in connection with his employment. However, Mr. Annunziato does not share in the brokerage commissions generated by the Partnership.

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

     o The manager of the CGM Houston branch office receives compensation based on the profits of that office. Those profits include a portion of the commissions generated by the Partnership and other accounts managed by Mr. Annunziato.

     o AAA receives office space, research and analysis, and other benefits and services from CGM which provide assistance to AAA in making investment decisions. AAA may have an incentive to generate brokerage commissions for CGM to cover the costs of providing these benefits. However, AAA's goal is and will remain to trade profitably for the Partnership, and it receives its compensation from the Partnership through management and incentive fees.

     (3)  Accounts   of  CGM,   the  General   Partner   and  their   Affiliates


     CGM, the General Partner, and its officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools. As of August 31, 2003, the General Partner acted as general partner or trading manager to 23 active, public, private and offshore pools with assets of approximately $1.7 billion and may operate additional commodity pools in the future. Conflicts that arise from trading these accounts include:

     o CGM, as the Partnership's broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

     o These persons might unknowingly compete with the Partnership in entering into contracts.

     The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

     (4)  Control  of  Other  Accounts  by the  Advisors  and  their  Affiliates
          --------------------------------------------------------------

     The Advisors manage and operate the accounts of clients other than the Partnership, including other commodity pools, and intend to manage and operate other accounts in the future. Each Advisor currently advises other pools operated or managed by the General Partner. In addition, the Advisors and their principals and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

     o The Advisors or their principals or affiliates may sometimes take positions in proprietary accounts that are opposite or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

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

     o The Advisors may have financial incentives to favor other accounts over the Partnership because of differing fee structures.

     o Other individual and pooled accounts traded by the Advisors will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisors are required to use an allocation methodology that is fair to all of its customers. The Advisors attempt to minimize the impact of different prices received on orders.

     o An Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by that Advisor. The more assets the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this case, the Advisors will modify their orders in a manner that will not disproportionately affect the Partnership.

     Limited partners do not have access to the trading records of the other accounts managed by the Advisors through CGM nor the records of trading accounts managed by the Advisors at other commodity brokers. The General Partner, however, does have access to the trading accounts managed by the Advisors on behalf of other funds for which it acts as general partner. The General Partner will not have access to the accounts traded by Advisors at other commodity brokers or on behalf of other general partners.

     (5)  Activities of AAA Capital Management's Non-Trading Principals

         Certain non-trading principals of AAA are floor brokers on the New York Mercantile Exchange ("NYMEX"), the principal futures exchange for the trading of crude oil and other energy products. AAA may have a conflict of interest between its duty to trade Partnership assets in the best interest of the Partnership and its interest in generating brokerage income for these principals.

     (6)  Other Activities of CGM

     CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Programs

         AAA Capital Management, Inc.

     The portion of the Partnership's assets that are currently allocated to AAA for trading do not trade commodity interests directly. AAA's allocation of the

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Partnership's assets is currently invested in SB AAA Master Fund LLC, a New York limited liability company (the "Master Fund"). The Master Fund was formed in order to permit accounts managed now or in the future by AAA using the same AAA program to invest together in one trading vehicle. The General Partner is the managing member of the Master Fund. Individual and pooled accounts currently managed by AAA, including the Partnership (collectively, "Feeder Funds"), are permitted to be non-managing members of the Master Fund. The General Partner and AAA believe that trading through this master/feeder structure should promote efficiency and economy in the trading process.

     Profits and losses from trading in the Master Fund, net of trading and give-up fees, are allocated pro rata to the capital account of each Feeder Fund based on the net assets in the capital account compared to the aggregate net assets of all other capital accounts in the Master Fund. Advisory fees and brokerage commissions will continue to be charged at the level of each individual Feeder Fund. Such fees and commissions may differ among the non-managing members. Other expenses will be charged pro rata to the accounts of the Feeder Funds in the Master Fund. The costs of organizing the Master Fund were borne by the General Partner. Therefore, no material increase in expenses to limited partners resulted from the investment in the Master Fund.

     The Partnership is permitted to withdraw all or a portion of its interest in the Master Fund as of each month-end in order to meet its obligations with respect to the redemption rights of limited partners.

     AAA trades the Master Fund's, and thereby the Partnership's, assets in accordance with its Energy with Swaps Program.

     The Master Fund currently trades energy futures contracts and options on energy futures contracts on domestic and international exchanges, as well as the Goldman Sachs Commodity Index (an index future comprised of energy and other products) traded on the Chicago Mercantile Exchange. The Master Fund also currently engages in swap transactions involving crude oil and other energy related products. References herein to energy and energy related products include all of the foregoing.

     The Master Fund contracts with Citibank N.A. and/or one of its affiliates and certain other unaffiliated counterparties on a principal basis for swap transactions. The General Partner, as managing member of the Master Fund, attempts to reduce the Master Fund's counterparty risk by permitting it to contract only with those counterparties that the general partner reasonably believes to be well-capitalized at the time the Master Fund enters into the contracts. Swaps are privately negotiated transactions and are generally quoted and executed without the addition of a commission. The Partnership pays CGM brokerage commissions on a futures equivalent basis for swap transactions entered on its behalf.

     AAA generally bases its trading decisions on "fundamental" factors, namely supply and demand for a particular group or type of commodity. AAA attempts to buy undervalued commodities and sell overvalued commodities, often--but not always--simultaneously. AAA uses options to attempt either to reduce or define risks.

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

     AAA is aware of price trends but does not trade upon trends. AAA often takes profits in positions with specific trends even though that trend may still be intact or perhaps even strong. AAA occasionally establishes positions that are countertrend.

     Effective risk management is a crucial aspect of AAA's trading program. Account size, expectation, volatility of the market traded and the nature of other positions taken are all factors in determining the amount of equity committed to each trade. The Master Fund is AAA's largest account.

     The trading strategy followed by AAA does not assure successful trading. Investment decisions made in accordance with this strategy will be based on an assessment of available facts. However, because of the large quantity of facts at hand, the number of available facts that may be overlooked and the variables that may shift, any investment decision must, in the final analysis, be based on the judgment of AAA.

     The decision by AAA not to trade certain markets or not to make certain trades may result at times in missing price moves and hence profits of great magnitude, which other trading advisors who are willing to trade these commodities may be able to capture. AAA's approach is dependent in part on the existence of certain fundamental indicators. Such fundamental indicators include, without limitation, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. There have been periods in the past when there were no such market indicators, and those periods may recur.

     The success of AAA depends to a great extent upon the occurrence of market conditions favorable to AAA's trading strategy. Factors such as increased governmental control of, or participation in, the markets, may reduce AAA's ability to trade profitably in the future.

     The specific trading methods underlying AAA's strategy are proprietary and confidential. The foregoing description is of necessity general and is not intended to be exhaustive. Limited partners will not be able to determine the full details of those methods, or whether those methods are being followed. There can be no assurance that any trading strategy of AAA will produce profitable results or will not result in losses.

         Willowbridge Associates, Inc.

     Willowbridge trades the Partnership's assets allocated to it in accordance with its Select Investment Program, whereby the General Partner, determined the initial allocation of the Partnership's assets among one or more of Willowbridge's strategies and may determine subsequent reallocations (if any). Of the Partnership's assets allocated to Willowbridge, 62% is currently traded using the Vulcan Trading System and 38% is currently traded using the Argo Trading System, each of which is described below.

     For each of these systems, risk is managed on a market by market level as well as on an overall portfolio level. On the market level, risk is managed primarily by utilizing proprietary volatility filters. When these filters detect a certain excessive level of volatility in the markets traded, they will signal that the systems should no longer be trading in the markets in which the filters have detected excessive volatility. In this way, the systems do not participate in markets in which there are extremes in market action. On the portfolio level,

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risk is  managed  by  utilizing  a  proprietary  portfolio  cutback  rule.  When cumulative profits have reached a certain level, this rule determines that positions should be halved across the entire portfolio. In this way, risk is reduced while allowing the systems to continue to participate in the markets, albeit at a reduced level. After the portfolio has been traded at half, the portfolio cutback rule will then determine when to increase positions to again trade at the full level.

     Pursuant to a licensing agreement between Caxton Associates, L.L.C. ("Caxton") and Willowbridge, Willowbridge has been granted the sole and exclusive right to use the trading systems it will employ on behalf of the Partnership, among others. Caxton is a commodity trading advisory firm where Philip L. Yang, the sole shareholder, Director and President of Willowbridge was a Senior Vice President from 1983 through August 1988 and from October 1989 through August 1992. The licensing agreement will continue until December 31, 2011 and is renewable for successive one year terms unless either Willowbridge or Caxton has given 90 days' notice to the other prior to such date of its intention not to renew. The licensing agreement may also be terminated in the case of an uncured material breach or in other extraordinary situations. Willowbridge pays royalties to Caxton based on fees generated by Willowbridge's trading.

     The Vulcan Trading System, which commenced trading in 1988, is a computerized technical trading system. It is not a trend-following system, but does ride a trend when the opportunity arises. Vulcan uses the concepts of pattern recognition, support/resistance levels, and counter-trend liquidations in making trading decisions. In effect, Vulcan is more akin to a systematic technical charting system, as opposed to most computer systems which are based on pure trend-following calculations.

     The Vulcan System is based on general technical trading principles. It applies these principles to a diversified portfolio of commodities and currencies. Given that the system is based on general principles, the system parameters used are the same for all items in the portfolio and are not optimized. In this manner, the Vulcan System minimizes the problem of data-fitting.

     Vulcan determines, on a daily basis, whether to be long, short or flat the various commodities in its portfolio. The Vulcan portfolio includes:

grains                          corn, wheat, soybeans, soybean meal, soybean oil

precious metals                 gold, silver

domestic financial instruments  treasury bonds, treasury notes, eurodollars

foreign financial instruments   euroyen, Japanese bonds, Australian T-bills,
                                Australian T-bonds, short-sterling, gilts,
                                euribor, euro-swiss, bunds, bobls, shatz
currencies                      pound sterling, Canadian dollar, Swiss franc,
                                Japanese yen, Australian dollar, euroFX, euroyen, Euro Pound general crude oil, heating oil, unleaded gasoline, natural gas, copper, sugar, coffee, cocoa, cotton, live cattle, live hogs, pork bellies

     The above list is provided only as an indication of markets traded since Willowbridge removes and adds contracts to the list from time to time.

     It is intended that approximately 15% to 40% of the assets under management pursuant to the Vulcan System normally will be committed as margin for commodity interest trading, but from time to time, the percentage of assets committed may be substantially more or less. Positions are generally held from 10 to 15 trading days.

     The Argo Trading System commenced trading in 1988. Argo essentially incorporates Vulcan's concepts of pattern recognition, support/resistance levels and counter-trend liquidations to trade a portfolio similar to Vulcan. However, Argo has a relatively slower time horizon than Vulcan and attempts to capture longer-term price moves. It is intended that Argo's positions will generally be held from 20 to 30 trading days with approximately 15% to 40% of assets under management normally committed as margin for commodity interest trading, but from time to time the percentage of assets committed may be substantially more or less.

     Pattern   recognition,    support/resistance   levels   and   counter-trend
liquidations are defined as follows:

     Pattern recognition is the ability to identify patterns that appear to have acted as precursors of price advances or declines in the past.

     A support level is a previous low--a price level under the current market price at which point buying interest is expected to be sufficiently strong to overcome selling pressure.

     A resistance level is a previous high--a price level over the current market price at which point selling pressure is expected to overcome buying pressure and a price advance is expected to be turned back.

     A counter-trend liquidation is the closing out of a position after a significant price move on the assumption that the market is due for a correction.

         Winton Capital Management Limited

     Winton trades its Diversified Program on behalf of the Partnership. The Diversified Program trades approximately 95 futures and forward contracts on United States and non-United States exchanges and markets.

     Winton employs a fully computerized, technical, trend-following trading system developed by its principals. This system tracks the daily price movements from these markets around the world, and carries out certain computations to determine each day how long or short the portfolio should be in an attempt to maximize profit within a certain range of risk. If rising prices in a particular market are anticipated, a long position will be established in that market; if prices in a particular market are expected to fall, a short position in that market will be established.

     Technical analysis refers to analysis based on data intrinsic to a market, such as price and volume. In contrast, fundamental analysis relies on factors external to a market, such as supply and demand. The Winton Program employs no fundamental factors.

     A trend-following system is one that attempts to take advantage of the observable tendency of the markets to trend, and to tend to make exaggerated movements in both upward and downward directions as a result of such trends. These exaggerated movements are largely explained as a result of the influence of crowd psychology or the "herd instinct" among market participants.

     A trend-following system does not anticipate a trend. In fact, trend-following systems are frequently unprofitable for long periods of time in particular markets or market groups, and occasionally they are unprofitable for periods of more than a year. However, the principals believe that such an approach will, in the long term, be profitable.

     The Winton trading system has been developed by relating the probability of the size and direction of future price movements with certain oscillators derived from past price movements which characterize the degree of trending of each market at any time. While this is, to some degree, true of all trend-following systems, Winton believes that the quality of its analysis of this relationship is superior. The system is designed to suffer smaller losses during the inevitable whipsaw periods of market behavior by taking smaller positions during such periods and to take advantage of significant trends when they occur, by attempting to focus more resources on them.

     The system was developed by research on price data of a variety of futures contracts between 1981 and 1991 (known as the "in sample data"), and subsequently tested on the data from 1991 to 1997 in order to assess its potential. This procedure seeks to avoid the risk of over-optimizing which occurs when a system is allowed to fit itself to the historic data.

     Trade selection is not subject to intervention by Winton's principals and therefore is not subject to the influences of individual judgment. As a mechanical trading system, the Winton model embodies all the expert knowledge required to analyze market data and direct trades, thus eliminating the risk of basing a trading program on one indispensable person. Equally as important is the fact that mechanical systems can be tested in simulation for long periods of time and the model's empirical characteristics can be measured.

     The system's output is rigorously adhered to in trading the portfolio and intentionally no importance is given to any external or fundamental factors. While it may be seen as unwise to ignore information of obvious value, such as that pertaining to political or economic developments, Winton believes that the disadvantage of this approach is far outweighed by the advantage of the discipline that rigorous adherence to such a system instills. Winton believes that significant profits may be realized by the Winton system by holding on to positions for much longer than conventional wisdom would dictate. Winton believes that a trader who pays attention to day-to-day events could be distracted from the chance of fully capitalizing on such trends.

     The Winton system trades in all liquid U.S. and non-U.S. futures and forward contracts. Forward markets include major currencies and precious and base metals, the latter two categories being traded on the London Metal Exchange. Winton seeks out new opportunities to add additional markets to the portfolio, with the goal of increasing the portfolio's diversification.

     Winton believes that taking positions in a variety of unrelated markets will, over time, decrease system volatility. By employing a sophisticated and systematic method for placing orders in a wide array of markets, Winton believes that profits can be realized over time.

     No assurance is given that Winton's trading program will be profitable or that it will not experience losses.

Additional Information About the Partnership

     The Partnership is a continuously and privately offered pool as those terms are defined in Part 4 of the CFTC regulations.

Fees and Expenses

     Based on $79 million in net assets (the approximate size of the Partnership as of June 30, 2003), an investment of $25,000 (the current minimum initial investment) must earn profits of $1,983.97 in order to "break-even" at the end of one year of trading. At a Partnership size of $150 million in net assets (based upon the maximum number of Units the Partnership is currently offering), an investment of $25,000 must earn profits of $1,957.16 in order to "break-even" at the end of one year of trading. The estimated fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership. Therefore, each item of expense and the related percentage of minimum investment amount, reflects the Partnership's effective cost structure.

                                                     Estimated Partnership Size      Estimated Partnership Size
                                                             $79,000,000                    $150,000,000
         Minimum Investment Amount                             $25,000                         $25,000
                                                    Dollar Amount    Percentage    Dollar Amount     Percentage
Advisory Fees................................
  -- Trading Advisors' Management Fee (1)....             $472.12           1.89%         $472.67            1.89%
  -- Trading Advisors' Incentive Fee (2) ....             -                   -               -               -
General Partner Fee .........................              118.03            0.47          118.17             0.47
Brokerage Fees ..............................            1,378.82            5.52        1,378.82             5.52
Transaction Fees.............................              207.50            0.83          207.50             0.83
Operating Expenses ..........................               55.00            0.22           27.50             0.11
                                                            -----            ----           -----             ----
          Total Fees.........................            2,231.47            8.93        2,204.66             8.82
Interest Income Credit.......................            (247.50)          (0.99)        (247.50)           (0.99)
                                                         --------          ------        --------           ------
Amount of  Trading  Income  Required  for the
   Partnership's  Net Asset Value per $25,000
   Investment  at  the  End of  One  Year  to
   Equal the Minimum Investment Amount.......           $1,983.97                       $1,957.16
                                                         ========                        ========
Percentage of Minimum Investment Amount......                               7.94%                            7.83%
                                                                            =====                            =====

     (1) Because the management fee is based on net assets (assets as reduced by brokerage charges accrued and other liabilities of the Partnership), the management fee does not equal exactly 2% of the minimum investment amount.

     (2) The incentive fee has not been included in the computation of break-even point per minimum investment amount since it is paid, if at all, after the deduction of all of the Partnership's expenses.

     The Partnership pays each Advisor a monthly management fee at an annual rate of 2% of net assets allocated to that Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and multiplying the result thereof by the ratio which the total number of calendar days in that month bears to 365 days). For purposes of calculating the management fee, adjusted net assets are "net assets" increased by the current month's incentive fee accrual and any redemptions or distributions as of the end of such month. The Advisors' management fees are based on net assets allocated to the Advisor as of month-end. Net asset value, or net assets of the Partnership, are the total assets of the Partnership including all cash, Treasury Bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership.

     The Partnership pays each Advisor a quarterly incentive fee of 20% of new trading profits earned by the Advisor (subject to loss carryforward adjustments). New trading profits are defined as the excess, if any, of net assets managed by the Advisor at the end of the fiscal period over net assets managed by the Advisor at the end of the highest previous fiscal period or net assets allocated to the Advisor at the date trading commences, whichever is higher, and as further adjusted to eliminate the effect on net assets resulting from new capital contributions, redemptions, reallocations or capital distributions, if any, made during the fiscal period decreased by interest or other income, not directly related to trading activity, earned on the Partnership's assets during the fiscal period, whether the assets are held separately or in margin accounts. Interest income earned, if any, will not be taken into account in computing new trading profits earned by the Advisor. Substantial incentive fees may be paid to one or more of the advisors during a year even though the Partnership may incur a net loss for the full year.

     The Partnership pays the General Partner an administrative fee equal to 0.5% per year of net assets payable monthly.

     The Partnership pays CGM a brokerage fee equal to $18 per round-turn on futures transactions, an equivalent amount for swaps and $9 per side on options transactions. Brokerage fees are inclusive of applicable floor brokerage. In addition, the Partnership pays all fees that are incurred on a per transaction basis on its behalf, including exchange, give-up, clearing, user and NFA fees. Brokerage fees are based upon the weighted average of the Advisors' historical round turn trading transactions multiplied by the Partnership's applicable brokerage rates. The amount of transactions and the fees for such transactions used in determining the transaction fees for the break-even table are also based on historical trading.

     The Partnership pays its periodic legal, accounting, filing and reporting fees as well as the expenses of its ongoing offering of units. These expenses are estimated at $170,000 per year. The Partnership also pays any extraordinary expenses incurred.

     Interest income to be paid by CGM was estimated at an annual rate of 0.99% on 100% of the Partnership's net assets maintained in cash.

ERISA Considerations

     The Units in the Partnership which are offered may be purchased by "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974 ("ERISA") and/or "plans" as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). "Employee benefit plans" and "plans" are referred to below as "Plans", and fiduciaries with investment discretion are referred to as "Plan Fiduciaries". Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, "simplified employee pension plans", Keogh plans for self-employed persons and IRAs.

     Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

     Each limited partner will be furnished with monthly statements and annual reports which include the Net Asset Value per Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan

Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

     Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant's termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

     The Advisors will not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

     A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the partnership if:
(a) the equity interest is a "publicly offered" security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an "operating company", or (c) equity participation by benefit plans is not "significant".

     The Units will not be deemed to be "publicly offered" securities for purposes of the ERISA Regulation. In addition, the Partnership is not an "operating company" within the meaning of the ERISA Regulation. The final exception to the "plan assets" rule is for investment in entities in which there is not "significant" investment by "benefit plan investors". "Benefit plan investors" include employee-benefit plans subject to ERISA as well as plans not subject to ERISA, such as governmental plans, foreign plans and IRAs. Investment by benefit plan investors is not "significant" as defined in the ERISA Regulation, if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment. Investments held by the investment entity's managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

     The Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation by monitoring the percentage investment by benefit plan investors and maintaining it below 25%. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.6 hereto, requires that a benefit plan investor may be required to redeem its Units upon notice from the General Partner.

     In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to "plan assets" and "prohibited transactions" under ERISA and Section 4975 of the Code could arise by virtue of the General Partner's ownership of Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

     It should be noted that even if the Partnership's assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. ss.2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan's investment in the fund would be a prohibited transaction under ERISA.

     In general, Units may not be purchased with the assets of a Plan if the General Partner, trading manager, commodity broker, Advisors or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

     (1) Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan's investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan's investment decisions.

     (2) A relationship described in (1) above applies to only a portion of the Plan's assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan's as to which no such relationship exists.

     (b) Financial information about industry segments. The Partnership's business consists of only one segment, the speculative trading in U.S. and international markets for currencies, interest rates, stock indices, agricultural and energy products and precious and base metals. The Partnership does not engage in sales of goods or services. The Partnership's net income from operations for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001, 2000 and 1999 are set forth under "Item 2. Financial Information". The Partnership's capital as of June 30, 2003 and December 31, 2002 was $ 78,574,272 and $62,152,799, respectively.

          (c)  Narrative description of business.

               See  Paragraphs (a) and (b) above.

               (i)  through (x) - not applicable.

               (xi) through (xii) - not applicable.

               (xiii) - The Partnership has no employees. The directors and officers of the General Partner and the Advisors are listed in "Item 5. Directors and Executive Officers".

          (d) Financial information about geographic areas. The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

          (e)  Not applicable.

          (f)  Not applicable.

          (g)  Not applicable.

Item 2. Financial Information.

     (a) Selected Financial Data. The Partnership commenced trading operations on June 10, 1999. Realized and unrealized trading gains (losses), interest income, net income (loss) and increase (decrease) in Net Asset Value per Unit for the six months ended June 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 and for the period from June 10, 1999 (commencement of trading) to December 31, 1999 and total assets at December 31, 2002, 2001, 2000 and 1999 were as follows:

                                                                                                           For the period from
                                                                                                             June 10, 1999
                                              Six Months                                                   (commencement of
                                              Ended June     Year Ended      Year Ended     Year Ended       trading) to
                                               30, 2003       December        December       December         December
                                              (unaudited)     31, 2002        31, 2001        31, 2000         31, 1999
                                            -------------   -------------   -------------  -------------    --------------

Realized and unrealized trading gains
(losses) net of brokerage commissions and
clearing fees of $199,975, $262,071,
$65,204, $86,997 and $44,690,
respectively                             $   $ (2,364,116)   $ 12,220,992   $  1,024,247    $  1,773,658    $ (3,203,151)

Interest income                              $    431,018    $    667,605   $    434,122    $    644,558    $    317,738
                                             ------------    ------------   ------------    ------------    ------------

                                             $ (1,933,098)   $ 12,888,597   $  1,458,369    $  2,418,216    $ (2,885,413)
                                             ============    ============   ============    ============    ============

Net income (loss)                            $ (4,164,619)   $  9,196,700   $    355,163    $  1,815,569    $ (3,174,684)
                                             ============    ============   ============    ============    ============

Increase (decrease) in Net Asset Value
per Unit                                     $     (47.70)   $     208.59   $      57.30    $     149.10    $    (240.73)
                                             ============    ============   ============    ============    ============

Total assets                                 $ 79,700,442    $ 63,262,447   $ 20,993,463    $ 12,590,859    $ 15,082,916
                                             ============    ============   ============    ============    ============


     Past performance is not necessarily indicative of future performance and the Partnership's level of future performance cannot be predicted.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations

     (1) Liquidity. The Partnership does not engage in sales of goods or services. Its only assets are its (i) equity in its commodity futures trading account, consisting of cash and cash equivalents, net unrealized appreciation (depreciation) on open futures contracts and interest receivable, (ii) its investment in the Master Fund and (iii) collateral in the form of cash deposited with its swaps counterparties. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership. Such substantial losses could lead to a material loss in liquidity. No such losses occurred in the second quarter of 2003. In the first quarter of 2003, the Master Fund experienced a cumulative loss of 25%. This resulted in a cumulative loss to the Partnership of 10%. This loss was primarily attributable to extraordinary price activity during the first quarter of 2003 in U.S. natural gas and crude oil markets which led to losses in the Master Fund's energy market positions.

     In February, the Master Fund had a short position in the April natural gas futures contract as a partial offset to an overall long position in delivery months later in the year in the same contract. During the last week of February 2003, natural gas prices rose sharply reflecting relatively high short-term demand in the eastern and mid-continental United States along with a reduced ability of natural gas suppliers to deliver natural gas from storage due to low storage inventories. Volatility in the natural gas markets was exacerbated during that period as the markets became relatively illiquid when many traders stayed out of the market to wait for the volatility to pass.

     The April natural gas futures contract experienced an upward increase in price of over 50% in two days and related cash market prices experienced a 300% increase in price. Deferred delivery months in the natural gas futures contract did not experience comparable price increases. The spread between the price of the April contract and those of the deferred months changed suddenly and unexpectedly. Such extreme moves generally happen only in exceptionally rare circumstances and can lead to illiquid market conditions. In March 2003, volatility struck the crude oil market, and the Master Fund again experienced losses as prices for crude oil dropped over $8.00 per barrel, or 21%, in the course of a week. The Master Fund's and the Partnership's liquidity was not hindered as a result of these market movements as the Master Fund and the Partnership each had adequate cash reserves to absorb market volatility and to meet redemption requests during that period.

     To minimize this risk relating to low margin deposits, the Partnership follows certain trading policies, including:

     (i) The Partnership invests its assets only in commodity interests that an Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions. Sufficient volume, in this context, refers to a level of liquidity that the Advisor believes will permit it to enter and exit trades without noticeably moving the market.

     (ii) An Advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring a margin of more than 66 2/3% of the Partnership's net assets allocated to that Advisor.

     (iii) The Partnership may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

     (iv) The Partnership does not employ the trading technique commonly known as "pyramiding", in which the speculator uses unrealized profits on existing positions as margin for the purchases or sale of additional positions in the same or related commodities.

     (v)  The  Partnership  does  not  utilize   borrowings   except  short-term
borrowings if the Partnership takes delivery of any cash commodities.

     (vi) The Advisors may, from time to time, employ trading strategies such as spreads or straddles on behalf of the Partnership. The term "spread" or
"straddle" describes a commodity futures trading strategy involving the simultaneous buying and selling of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

     (vii) The Partnership will not permit the churning of its commodity trading account. The term "churning" refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

     In the normal course of business, the Partnership directly, and through its investment in the Master Fund, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments include forwards, futures, options and swaps, whose values are based upon an underlying asset, index or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specified terms at specified future dates, or, in the case of derivative commodity interests, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards, swaps and certain options. Each of these instruments is subject to various risks similar to those relating to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The Master Fund's swaps are OTC contracts. The portion of the Partnership's assets invested directly, and through its investment in the Master Fund, in OTC contracts at June 30, 2003 and December 31, 2002 was 1%.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership/Master Fund due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as counterparty to the transactions. The Partnership's/Master Fund's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statement of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership/Master Fund has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's/Master's Fund's assets is CGM.

     The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions. (See also "Item 13. Financial Statements and Supplementary Data" for further information on financial instrument risk included in the notes to financial statements.)

     Other than the risks inherent in commodity futures and swaps trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership's liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in Net Asset Value per Unit to less than $400 as of the close of business on any business day.

     Between March 31, 1999 (commencement of offering period) and December 31, 2002, the Partnership privately offered 70,512.0969 Units resulting in aggregate proceeds to the Partnership of $69,408,000, which includes proceeds of $10,610,000 from the initial offering of 10,610 Units. The Partnership continues to offer its Units. All of the proceeds of the Partnership's offering of its Units are deposited in its commodity trading account at CGM where they are available to margin the Partnership's commodity futures trading.

          (2)  Capital Resources.

     (i)  The  Partnership   has  made  no  material   commitments  for  capital
expenditures.

     (ii) The Partnership's capital consists of the capital contributions of the partners as increased or decreased by gains or losses on trading and by expenses, interest income, redemptions of Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisors may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, commissions, advisory fees and administrative fees. The level of these expenses is dependent upon the level of trading and the ability of the Advisors to identify and take advantage of price movements in the commodity markets, in addition to the level of Net Assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

     For the six months ended June 30, 2003, the Partnership's capital increased 26.4% from $62,152,799 to $78,574,272. This increase was attributable to
additional   sales  totaling   $31,960,000,   which  were  partially  offset  by
redemptions totaling $11,373,908 coupled with a net loss from operations of $4,164,619. For the year ended December 31, 2002, the Partnership's capital increased 199% from $20,753,816 to $62,152,799. This increase was attributable to net income from operations of $9,196,700, coupled with additional sales totaling $39,543,000, which was partially offset by redemptions totaling $7,340,717. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

     Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes.

     All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the period, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the period. Realized gains (losses) and changes in unrealized values on commodity interests and foreign currencies are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

     Foreign currency contracts are those contracts where the Partnership agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. Foreign currency contracts are valued daily, and the Partnership's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting dates, is included in the statement of financial condition. Realized gains (losses) and changes in unrealized values on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur and are included in the statement of income and expenses and partners' capital.

     (3) Results of Operations. During the Partnership's second quarter of 2003, the Net Asset Value per Unit increased 4.0% from $1,070.35 to $1,113.12 as compared to an increase of 16.4% in the second quarter of 2002. The Partnership experienced a net trading gain in the second quarter of 2003 of $3,908,115. Gains were primarily attributable to the Partnership's trading of commodity futures in currencies, grains, indices and U.S. interest rates and were partially offset by losses in energy, softs, livestock, metal and non-U.S. interest rates. The Partnership experienced a net trading gain in the second quarter of 2002 of $7,498,187. Gains were primarily attributable to the Partnership's trading of commodity futures in currencies, grains, livestock, metals, U.S. and non-U.S. interest rates and were partially offset by losses in energy, softs and indices.

     During the six month period ended June 30, 2003, the Net Asset Value per Unit decreased 4.1% from $1,160.82 to $1,113.12 as compared to an increase of 15.1% in the six month period ended June 30, 2002. For the year ended December 31, 2002, the Net Asset Value per Unit increased 22% from $952.23 to $1,160.82. For the year ended December 31, 2001, the Net Asset Value per Unit increased 5.5% from $902.20 to $952.23. For the year ended December 31, 2000, the Net Asset Value per Unit increased 19.7% from $753.88 to $902.20. "Net Assets" is defined as the total assets of the Partnership including all cash, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net Assets equal Net Asset Value. Net Asset Value of a Unit means Net Asset Value divided by the aggregate number of Units and Units of General Partnership Interest outstanding. The Partnership experienced a net trading loss of $2,364,116 in the six month period ended June 30, 2003. Losses were primarily attributable to losses recognized in energy, softs, livestock, metals, and U.S. and non-U.S. interest rates and were partially offset by gains in currencies, grains and indices. The Partnership experienced a net trading gain of $14,850,968 for the year ended December 31, 2002. Trading gains for the year ended December 31, 2002 were primarily attributable to gains recognized in U.S. and non-U.S. interest rates, currencies, grains and livestock and were partially offset by losses recognized in softs, metals, stock indices and energy.

     Commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership depends on the existence of major price trends and the ability of the Advisors (other than AAA) to identify correctly those price trends. Price trends are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that market trends exist and the advisors are able to identify them, the Partnership expects to increase capital through operations. AAA is aware of price trends but does not trade upon trends. AAA often takes profits in positions with specific trends even though that trend may still be intact or perhaps even strong. AAA occasionally establishes positions that are countertrend.

     Interest income on 100% of the Partnership's daily equity maintained in cash was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by CGM based on the non-competitive yield on three month U.S. Treasury bills maturing 30 days from the date in which such weekly rate is determined. CGM may continue to maintain the Partnership assets in cash and/or place all of the Partnership assets in 90-day Treasury bills and pay the Partnership 100% of the interest earned on the Treasury bills purchased. Interest income for the three and six months ended June 30, 2003 was $ 209,712 and $431,018, respectively, compared with $158,604 and $264,371 for the three and six months ended June 30, 2002, respectively, an increase of 32% and 63%, respectively.

Interest income received from the Master Fund for the three and six months ended June 30, 2003 was $79,925 and $158,319, respectively, compared with $60,901 and $106,852 for the three and six months ended June 30, 2002, respectively, an increase of 31% and 48%, respectively. The increase in interest income and interest income received from the Master Fund are primarily due to an increase in net assets during the three and six months ended June 30, 2003. Interest income for the year ended December 31, 2002 was $667,605 compared with $434,122 for the year ended December 31, 2001, an increase of 54%.

     Brokerage commissions are based on the number of trades executed by the advisors. Commissions and fees for the three and six months ended June 30, 2003 were $621,741 and $939,893, respectively, compared with $363,443 and $688,800 for the three and six months ended June 30, 2002, respectively, an increase of 71% and 36%, respectively. These increases were due primarily to increases in the number of round turn contracts traded by the Advisors during the three and six months ended June 30, 2003 compared with the three and six months ended June 30, 2002 due to an increase in capital. Commissions and fees for the year ended December 31, 2002 were $2,629,976 compared with $819,109 for the year ended December 31, 2001, an increase of 221%. The increase was due primarily to an increase in the number of round turn contracts traded by the Advisors during 2002 compared with 2001 due to an increase in capital of 199% from 2001 to 2002. As described above, this increase in capital was attributable to net income from operations of $9,196,700, coupled with additional sales totaling $39,543,000, which was partially offset by redemptions totaling $7,340,717.

     Management fees are calculated on the portion of the Partnership's net asset value allocated to each advisor at the end of the month and, therefore, are affected by trading performance, additions and redemptions. Management fees for the three and six months ended June 30, 2003 were $381,278 and $752,558, respectively, compared with $197,504 and $322,898, respectively, for the three and six months ended June 30, 2002, an increase of 93% and 133%, respectively. This increase was due to an increase in net assets during the three and six months ended June 30, 2003. Management fees for the year ended December 31, 2002 were $864,165 as compared with $294,230 for the year ended December 31, 2001, an increase of 194% due to increase in capital of 199% from 2001 to 2002.

     Administrative fees are paid to the general partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership's net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the three and six months ended June 30, 2003 were $97,673 and $190,784, respectively, compared with $49,375 and $80,722, respectively, for the three and six months ended June 30, 2002, an increase of 98% and 136%, respectively. This increase was due to an increase in net assets during the three and six months ended June 30, 2003. Administrative fees for the year ended December 31, 2002 were $216,041 compared with $73,532 for the year ended December 31, 2001, an increase of 194%. This increase was due to an increase in capital of 199% from 2001 to 2002.

     Incentive fees are based on the new trading profits generated by each advisor at the end of the quarter, as defined in the advisory agreements between the Partnership, the general partner and each advisor. Trading performance for the three and six months ended June 30, 2003 resulted in incentive fees of $0 and $298,424, respectively, compared with $985,506 and $1,321,286, respectively, for the three and six months ended June 30, 2002. This decrease was due to decreases in net profits during the three and six months ended June 30, 2003 as compared to the corresponding periods in 2002. Trading performance for the year ended December 31, 2002 resulted in incentive fees of $2,447,070 compared with $541,028 for the year ended December 31, 2001, an increase of 352%. This increase was due to increased net profits during 2002 compared with 2001.

     The business reason for the success or failure of the Partnership's operations in any given period is the relative success or failure of the Advisors' trading strategies in trading various worldwide commodity markets during the relevant periods. In addition, during the six months ended June 30, 2003, the Partnership sold 27,099.8601 Units resulting in aggregate proceeds to the Partnership of $31,960,000. During the period from March 31, 1999 (commencement of offering period) to December 31, 2002, the Partnership sold 70,512.0969 Units resulting in aggregate proceeds to the Partnership of $69,408,000. The increase in the Partnership's capital over this period entailed a commensurate increase in the Partnership's contracts traded on various markets worldwide, with an increased exposure to the possibility of gain or loss on any given contract. There is no assurance that the Partnership's performance in the past will be the same or different in the future.

(4)      Off-balance Sheet Arrangements.  Not applicable.
         ------------------------------

(5)      Tabular Disclosure of Contractual Obligations.  Not applicable.
         ---------------------------------------------

(c)      Quantitative and Qualitative Disclosures about Market Risk.
         ----------------------------------------------------------

     (1) Past Results Not Necessarily Indicative of Future Performance. The Partnership is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

     The risk to the limited partners that have purchased interests in the Partnership is limited to the amount of their capital contributions to the Partnership and their share of Partnership assets and undistributed profits. This limited liability is a consequence of the organization of the Partnership as a limited partnership under applicable law.

     Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors. These primarily include factors which affect energy price levels, including supply factors and weather conditions, but could also include the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Partnership's open positions and the liquidity of the markets in which it trades.

     The Partnership rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.

     Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification included in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk.

     (2) Standard of Materiality. Materiality as used in this section, "Qualitative and Quantitative Disclosures About Market Risk", is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership's market sensitive instruments.

     (3) Quantifying the Partnership's Trading Value at Risk. The Partnership's risk exposure in the various market sectors traded by the Advisors is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

     Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

     In the case of market sensitive instruments which are not exchange-traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

     The fair value of the Partnership's futures and forward positions does not have any optionality component. However, certain of the Advisors trade commodity options. The Value at Risk associated with options is reflected in the table set forth below as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instruments whereas, in fact, the fair values of the options traded by the Partnership in all cases fluctuate to a lesser extent than those of the underlying instruments.

     In quantifying the Partnership's Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been aggregated to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated have not been reflected.

         The Partnership's Trading Value at Risk in Different Market Sectors. The following table indicates the trading Value at Risk associated with the Partnership's open positions by market category as of June 30, 2003 and December 31, 2002 and the highest and lowest value at any point during the three and six months ended June 30, 2003 and the year ended December 31, 2002. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of June 30, 2003 and December 31, 2002, the Partnership's total capitalization was $78,574,272 and $62,152,799, respectively.


                                                        Three Months             Six Months
                                    June 30, 2003         Ended                    Ended
                                     (Unaudited)         June 30, 2003           June 30, 2003

                                                        High Value   Low Value    High Value   Low Value
Market Sector                      Value at Risk          at Risk     at risk      at Risk      at Risk

Currencies
   - Exchange Traded Contracts   $ 1,672,703   2.13%   $ 1,955,710   $ 486,107   $ 1,955,710  $ 486,107
Energy                             1,184,200   1.51%     2,716,000     123,600     2,833,000     12,600
Grains                               442,486   0.56%     1,802,600     230,900     1,802,600    230,900
Interest Rates  U.S.                 792,500   1.01%     1,037,350     116,850     1,037,350    116,850
Interest Rates  Non-U.S.           1,604,584   2.04%     3,261,061     148,412     3,261,061    148,412
Livestock                            149,750   0.19%       410,010      23,800       410,010     23,800
Metals
   - Exchange Traded Contracts       152,900   0.19%     1,137,100     100,500     1,137,100    100,500
   - OTC Contracts                    63,525   0.08%       216,100      33,175       216,100     33,175
Softs                                451,819   0.58%       937,100     136,550       937,100    136,550
Indices                              599,431   0.76%       841,481      95,480       841,481     95,480
                                ---------------------
Totals                           $ 7,113,898   9.05%
                                =====================

                                        December 31, 2002                      Year Ended
                                          (Unaudited)                      December 31, 2002
Market Sector                       Value at Risk        % of Total       High Value    Low Value
Currencies                                              Capitalization     at Risk       at Risk
   - Exchange Traded Contracts        $ 1,189,000             1.9%      $ 1,189,000      $ 260,775
Energy                                  1,541,000              2.5        1,541,000         17,900
Grains                                    567,908              0.9          779,850        145,000
Interest Rates  U.S.                      669,900              1.1          718,200         64,700
Interest Rates  Non-U.S.                  809,630              1.3        1,195,778        141,881
Livestock                                 343,900              0.5          440,250         49,920
Metals
   - Exchange Traded Contracts            624,800              1.0          879,200        111,800
   - OTC Contracts                              -
Softs                                     540,850              0.9          999,600        142,600
Indices                                   444,993              0.7          508,163        182,626
                                   --------------------------------
Totals                                  6,731,981            10.8%
                                   ================================

     (4) Material Limitations on Value at Risk as an Assessment of Market Risk. The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally range between approximately 2% and 15% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions - unusual, but historically recurring from time to time - could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table - as well as the past performance of the Partnership - give no indication of this "risk of ruin".

     (5) Qualitative Disclosures Regarding Primary Trading Risk Exposures. The following qualitative disclosures regarding the Partnership's market risk exposures - except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures - constitute forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Partnership's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisors for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of any of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

     The following were the primary trading risk exposures of the Partnership as of June 30, 2003, by market sector.

     Interest Rates. Interest rate movements directly affect the price of the futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-8 countries. However, the Partnership also takes futures positions on the government debt of smaller nations -- e.g., Australia.

     Currencies. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk inherent in expressing Value at Risk in a currency other than dollars.

     Stock Indices. The Partnership's primary equity exposure is to equity price risk in the G-8 countries. The stock index futures traded by the Partnership are limited to futures on broadly based indices. As of June 30, 2003, the Partnership's primary exposures were in the Financial Times Index (England) and stock indices traded on Chicago Mercantile Exchange (U.S). The General Partner anticipates little, if any, trading in non-G-8 stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S. and European indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses.)

     Metals. The Partnership's primary metal market exposure is to fluctuations in the price of copper, gold and silver.

     Softs. The Partnership's primary commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Cocoa, cotton and sugar accounted for the substantial bulk of the Partnership's commodity exposure as of June 30, 2003.

     Energy. The Partnership's primary energy market exposure is to gas and oil price movements, often resulting from political developments in the Middle East. Natural gas and oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in these markets.

     (6) Qualitative Disclosures Regarding Non-Trading Risk Exposure. The following were the non-trading risk exposures of the Partnership as of June 30, 2003.

     Operational Risk. The Partnership is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

         Such risks include:

     Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

     Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain the Partnership's ability to gather, process, and communicate information efficiently and securely, without interruption, within the Partnership and among limited partners, and in the markets where the Partnership participates.

     Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

     Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisors and communicated to external parties, including limited partners and regulators, is free of material errors.

     Foreign Currency Balances. The Partnership's primary foreign currency balances are in Japanese yen and Euros. The Advisors regularly convert foreign currency balances to dollars in an attempt to control the Partnership's non-trading risk.

     New Accounting Pronouncements. In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Partnership to consolidate or provide additional disclosures of the financial information for certain of its investments. This interpretation is effective for Variable Interest Entities created after January 31, 2003; otherwise, it is applicable for the end of the first annual reporting period beginning after June 15, 2003 (effectively December 31, 2004 for the Partnership). This Interpretation will have no impact on net assets or net income. However, if applicable, this Interpretation would require consolidation of other entities' assets and liabilities, schedule of investments, and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosure may be required of investee financial information.

     These pronouncements will not have an effect on the financial statements of the Partnership.

     (7) Qualitative Disclosures Regarding Means of Managing Risk Exposure. The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject.

     The General Partner monitors the Partnership's performance and the concentration of its open positions, and consults with the Advisors concerning the Partnership's overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisors to close out individual positions as well as enter certain positions traded on behalf of the Partnership. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisors' own risk control policies while maintaining a general supervisory overview of the Partnership's market risk exposures. See also Item 2(b), "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The Advisors apply their own risk management policies to their trading. The Advisors often follow diversification guidelines, margin limits and stop loss points to exit a position. The Advisors' research of risk management often suggests ongoing modifications to their trading programs.

     As part of the General Partner's risk management, the General Partner periodically meets with the Advisors to discuss their risk management and to look for any material changes to the Advisors' portfolio balance and trading techniques. The Advisors are required to notify the General Partner of any material changes to their programs.

     The General Partner controls the risk of the Partnership's non-trading assets by depositing them in commodity brokerage accounts with CGM. Such accounts are maintained in cash and/or in U.S. government securities as described below.

     All of the Partnership's cash is deposited in commodity brokerage accounts with CGM. CGM deposits the Partnership's cash in segregated bank accounts, as required by CFTC regulations. CGM pays monthly interest to the Partnership on 100% of the average daily equity maintained in cash in such accounts during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days, and/or CGM will place up to all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 100% of the interest earned on the Treasury bills purchased.

Item 3. Properties.

         The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4. Security Ownership of Certain Beneficial Owners and Management.


     (a) Security ownership of certain beneficial owners. As of August 31, 2003, one beneficial owner who is neither a director nor an executive officer owns more than five percent of the outstanding Units issued by the Partnership as follows:

Title of Class             Name and Address of Beneficial Owner     Amount and Nature of   Percent of Class
--------------             ------------------------------------     ---------------------   ----------------
                                                                    Beneficial Ownership
Units of Limited           Arthur S. DeMoss Foundation              5,839.4423 Units              7.9%
Partnership Interest       Mr. Larry R. Nelson
                           777 South Flagler Drive
                           West Tower - Suite 1600
                           West Palm Beach, FL 33401-6161



     (b) Security ownership of management. Under the terms of the Limited Partnership Agreement, the Partnership's affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership. However, the General Partner currently holds and intends to maintain approximately a 1% ownership interest in the Partnership. As set forth in the table below, the General Partner owned units of general partnership interest equivalent to 499.8084 Units at August 31, 2003. In order to form the Partnership, David J. Vogel (President and Director), as the initial limited partner, contributed $1,000 to the Partnership for one Unit. As of August 31, 2003, Mr. Vogel owned 17.9921 Units. None of the General Partner's other principals owns any beneficial interest in the Partnership. However, the General Partner, CGM and their principals and employees are free to purchase units for investment purposes. In no event will contributions by such persons equal or exceed 10% of the total contributions to the Partnership at any time.

Title of Class                  Name of beneficial owner     Amount and nature of         Percent of class
                                                             beneficial ownership
Units of General Partnership    Citigroup Managed Futures    499.8084                     100%
Interest                        LLC
Units of Limited Partnership    David J. Vogel               17.992                       0.03%
Interest


          (c)  Changes in control. None.


Item 5. Directors and Executive Officers.

     The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are David
J. Vogel (President and Director), Steven J. Keltz (Secretary and Director), Daniel R. McAuliffe, Jr. (Director and Chief Financial Officer), Shelley Ullman (Senior Vice President and Director) and Maureen O'Toole (Senior Vice President and Director). Each director holds office until his successor is elected, or until his earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment of the sole member of the General Partner, CGMH, or by unanimous vote of the remaining directors, depending on the circumstance of the vacancy. The officers of the General Partner are designated by the General Partner's Board of Directors. Each officer holds office until his death, resignation or removal.

     The business background of each director and officer of the General Partner is as follows:

     Mr. Vogel, age 59, is a Managing Director of CGM and of Citigroup Alternative Investments and has been a Director of the General Partner since August 2, 1993. In May 1996, he was appointed President of the General Partner. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. ("SLB"). Formerly, Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August
1988). Mr. Vogel is currently a Director of the Managed Funds Association and the Institute for Financial Markets. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

     Mr. Keltz, age 53, is an Associate General Counsel in the Law Department of CGM. He became Secretary and Director of the General Partner on August 2, 1993. He has been a Director of CGM since October 1995. From October 1988 through July 1993, Mr. Keltz was employed by SLB as First Vice President and Associate General Counsel where he provided legal counsel to various derivative products businesses. Mr. Keltz was Vice President, Product Manager-Futures and an Associate General Counsel for Paine Webber Incorporated from 1985 through September 1988.

     Mr. McAuliffe, age 53, is a Managing Director of Citigroup Alternative Investments. He became a Director of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in August 2001. From 1986 through 1997, he was responsible for the marketing and sales of managed futures products, including public and private futures funds and managed account programs. Prior to joining SLB, Mr. McAuliffe was employed by Merrill Lynch Pierce Fenner & Smith from 1983 through 1986. Prior to joining Merrill Lynch, Mr. McAuliffe was employed by Citibank from 1973 to 1983. He is a member of the Managed Funds Association.

     Ms. Ullman, age 45, is a Director of CGM's Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Previously, Ms. Ullman was a First Vice President of SLB and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

     Ms. O'Toole, age 46, is a Managing Director of Citigroup Alternative Investments and a Senior Vice President and Director of the General Partner (since May 1997 and August 2001, respectively). Ms. O'Toole is National Sales Director for Citigroup Alternative Investments products distributed by CGM. Prior to joining CGM in March 1993, Ms. O'Toole was the director of managed futures quantitative analysis at Rodman and Renshaw from 1989 to 1993. Ms. O'Toole began her career in the futures industry in 1981 when she joined Drexel Burnham Lambert in the research department of the Financial Futures Division.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

     As  mentioned   above,   the  General  Partner  has  selected  AAA  Capital
Management, Inc., Willowbridge Associates Inc. and Winton
Capital Management Limited as the Partnership's trading advisors.

     The principals of AAA are: A. Anthony Annunziato, Angelo Joseph Annunziato and Gordon K. Rutledge.

     The business background of each principal of AAA is as follows:

     Mr. A. Anthony Annunziato, age 55, is president and the sole trading principal of AAA. He establishes the strategic direction of AAA's Energy Program, including its design, composition and risk controls, and oversees and directs AAA's staff of traders for conformity with the parameters of the program. Mr. Annunziato has been involved in the commodity business since 1973. Since 1984, Mr. Annunziato has been an associated person of CGM (and its predecessors) where he currently is a Senior Vice President/Financial Consultant in Houston, Texas, and where he continues to trade commodity interests on behalf of client accounts. Mr. Annunziato controls and is majority owner of Petrocom Energy Group Ltd. and U.S. Power & Gas (Ohio) Ltd., each of which buys and sells natural gas.

     Mr. Angelo Joseph Annunziato and Mr. Gordon K. Rutledge are also principals of the Advisor. They do not participate in making trading decisions for the Advisor or supervise or select persons so engaged. Each is registered as a floor broker at NYMEX. The Advisor may direct all or a portion of the NYMEX trades it executes for the Partnership to them for execution. Mr. Rutledge is a member of NYMEX Holding Inc.'s board of directors.

     The principals of Willowbridge are: Philip L. Yang, Michael Y. Gan, Richard
G. Faux, Jr., James J. O'Donnell,  Steven R. Crane, Edward T. Dunne and Virginia
M. Loebel.

     The business background of each principal of Willowbridge is as follows:

     Philip L. Yang has been the sole shareholder, Director and President of Willowbridge since September 1, 1992, and also held those positions from the time he formed Willowbridge in January 1988 through September 1989. Mr. Yang is registered as an associated person of Willowbridge. He is individually registered under the Commodity Exchange Act as a commodity pool operator and a commodity trading advisor and is a member of the National Futures Association in such capacities. He is also a principal and an associated person of Doublewood, Inc., Union Spring Asset Management, Inc., and Limerick Financial Corporation, each of which is affiliated with Willowbridge. From 1983 through August 1988 and from October 1989 through August 1992, Mr. Yang was a Senior Vice President at Caxton Corporation (now known as Caxton Associates, LLC), a commodity trading advisory firm, serving initially as Director of Research, where his research concentration was in the development and application of computerized trading models for a broad range of financial markets, and later as Director of Commodity Trading. Mr. Yang obtained a bachelor's degree with honors from the University of California at Berkeley, where he was inducted into Phi Beta Kappa. He received his master's degree from the Wharton School of the University of Pennsylvania. He co-authored with Richard G. Faux, Jr. "Managed Futures: The Convergence with Hedge Funds," a chapter in Evaluating and Implementing Hedge Fund Strategies, a book published in 1999 by Euromoney Publications.

     Michael Y. Gan has been the Executive Vice President of Willowbridge since September 1, 1992. Mr. Gan is registered as an associated person of Willowbridge. He is individually registered under the Commodity Exchange Act as a commodity pool operator and a commodity trading advisor and is a member of the National Futures Association in such capacities. He is also a principal and an associated person of Doublewood, Inc., and Union Spring Asset Management, Inc. Mr. Gan was the sole shareholder, Director and President of Willowbridge from October 1989 through August 1992. From 1983 to October 1989, he worked in the foreign exchange trading group at Marine Midland Bank in New York. In this capacity, Mr. Gan was responsible for research into technical analysis, as well as proprietary trading for the firm in both currency futures and options. He had been promoted to Assistant Vice President prior to his resignation. Mr. Gan graduated summa cum laude from the University of the Philippines with a B.S. in Chemical Engineering and subsequently graduated with honors from the Wharton School of the University of Pennsylvania with a M.B.A. in Finance.

     Richard G. Faux, Jr. has been Executive Director of Willowbridge since April 1995. He is registered as an associated person and a principal of Willowbridge. He is also Executive Director, an associated person and a principal of Doublewood, Inc., and President, a director, a principal and an associated person of Union Spring Asset Management, Inc. Mr. Faux oversees administration at Willowbridge. Mr. Faux co-founded MC Baldwin Financial Company in 1989 and served as its Co-Chief Executive until April 1995, at which time MC Baldwin was an international trading manager which developed futures funds for its partner, Mitsubishi Corporation, and other institutional clients. Prior to forming MC Baldwin, Mr. Faux was President of Merrill Lynch Options/Futures Management Inc., a futures fund subsidiary of Merrill Lynch. Previously, he spent four years at Thomson McKinnon Securities, Inc. where he helped develop futures funds, including one of the first financial futures funds. Earlier, Mr. Faux spent ten years at Kuhn Loeb & Co. (now Lehman Brothers). He is a graduate of Brown University and the Columbia University Graduate School of Business.

     James J. O'Donnell is Senior Vice President of Willowbridge. He is registered as a principal of Willowbridge. He is also Managing Director and a principal of Doublewood, Inc., and Managing Director and a principal of Union Spring Asset Management, Inc. He oversees Willowbridge's computer and information needs, including trading information systems, accounting information systems, automating certain operational and compliance activities and support for ongoing research of new computerized trading systems and effectiveness testing of existing trading systems. Mr. O'Donnell has been employed by Willowbridge since September 1, 1992. From June 1987 through August 1992, Mr. O'Donnell was Manager of Computer Information Systems at Caxton Corporation. From April 1979 through May 1987, Mr. O'Donnell was manager of Research Information Systems at Commodities Corporation. Prior to that, he was employed by Penn Mutual from September 1973 through March 1979 as Senior Programmer Analyst. He is a graduate of LaSalle University with a B.A. in mathematics.

     Steven R. Crane is Senior Vice President, Secretary and Controller of Willowbridge. He is registered as a principal of Willowbridge. He is also Secretary and a principal of Doublewood, Inc., Secretary, Managing Director, director and a principal of Union Spring Asset Management, Inc. and Vice President, Secretary, Treasurer, director and a principal of Limerick Financial Corporation. He oversees the accounting and financial reporting for Willowbridge and also oversees operations and compliance at Willowbridge. Mr. Crane has been employed by Willowbridge since April 1993. Prior to that, he was employed by Caxton Corporation from April 1992 to April 1993 as a Senior Accountant. From September 1989 through April 1992, Mr. Crane worked as a Senior Auditor for Deloitte & Touche LLP. Mr. Crane is a Certified Public Accountant and a member of the AICPA. He graduated magna cum laude from North Carolina State University with a B.A. in accounting.

     Edward T. Dunne is Managing Director of Willowbridge. He is registered as a principal of Willowbridge. He is also Managing Director and a principal of Doublewood, Inc. Mr. Dunne is Managing Director, director and a principal of Union Spring Asset Management, Inc. From March 1992 to February 1998, Mr. Dunne was a shareholder and managing director of Nordek Associates, Inc., a commodity pool operator and commodity trading advisory firm. From August 1995 to January 1998, Mr. Dunne was a director of Star Asset Management Limited, a Bermuda trading company. In addition, from November 1993 to May 1994, Mr. Dunne was a managing director for the Alpha Global Proprietary Trading Division of Alpha Investment Management, Inc. From September 1987 to December 1993, he was a managing director of UBS Securities LLC. From July 1986 to August 1987, he served as an executive vice president of Mosely Securities Corporation. After receiving his degree from Norwich University and a commission as an officer in the U.S. Army, Mr. Dunne continued his education at New York University's
Graduate School of Public Administration. Mr. Dunne also attended the New England School of Law. In addition, Mr. Dunne has attended the Securities Industry Institute at the University of Pennsylvania's Wharton School of Business.

     Virginia M. Loebel is Director of Banking and Brokerage Relations at Willowbridge, Doublewood, Inc., and Union Spring Asset Management, Inc. From August 1992 to April 1999, Ms. Loebel was employed by Union Bank of Switzerland with credit and relationship management responsibility for major U.S. investment banks. Her last position with Union Bank of Switzerland was a Managing Director in charge of domestic managed funds and investment bank credit relationships with total credit facilities in excess of $20 billion. From August 1985 to August 1992, Ms. Loebel was a Vice President at Citibank in Investment Banking and Managed Funds. Ms. Loebel completed the credit training program at Bankers Trust Company, where she was employed from February 1983 to August 1985. Ms. Loebel graduated cum laude from Villanova University with a B.S. in Finance and Economics.

     The principals of Winton are: David Winton Harding, Osman Murgian and Martin John Hunt.

          The business background of each principal of Winton is as follows:

     David Winton Harding has been the President of Winton since February 1997. Mr. Harding, born in 1961, founded Winton Capital Management Limited in February 1997. Having graduated from Cambridge University with a First Class Honors Degree, he began his career in the financial industry in 1982. Between September 1982 and December 1984, he held various positions as a UK Gilt trader and salesman at two UK stockbrokers: Wood MacKenzie and Johnson Matthey & Wallace. He then joined Sabre Fund Management Ltd, a CFTC-registered CTA located in London, as an assistant technical trader and researcher, and was later promoted to Director of Research. In December 1986, he moved to Brockham Securities Ltd ("Brockham"), a privately owned sugar trading and managed futures company, to assist in the development and marketing of the firm's futures fund management services. In February 1987, he left Brockham and, together with colleagues Michael Adam and Martin Lueck, founded Adam, Harding and Lueck Ltd. ("AHL"), a computer-driven, research-based CTA. AHL became registered with the CFTC in February 1987. In 1989, the principals sold a 51% stake to E D & F Man Group Ltd. ("Man"), one of the largest distributors of futures funds internationally. Between 1989 and 1993, Mr. Harding headed up AHL's quantitative research team, supervising about 15 full-time research staff, supported by a software team of around a dozen programmers. This team developed many quantitative trading strategies in addition to AHL's trend-following trading approach. During this time, he was also involved in the company's international institutional marketing efforts, in particular in Europe, the Middle East, South East Asia, Japan and the U.S. In 1993, Mr. Harding was invited to present a paper to a special symposium of London's prestigious Royal Society, on the subject "Making Money From Mathematical Models." This paper was subsequently incorporated into two books on the subject. In September 1994, Man bought out the minority shares owned by Mr. Harding and the original partners, and AHL was consolidated into Man's fund management division. Mr. Harding then formed and headed up a new division of Man, called E D & F Man Quantitative Research, leading a research

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

team that developed quantitative trading models primarily for use by Man's fund management companies. Mr. Harding left Man in August 1996 to begin preparations for the launch of Winton, which he formed in February 1997.

     Osman Murgian has been a Director of Winton since February 1997. Mr. Murgian was born in 1934. Educated in Brighton College in England, Mr. Murgian was also one of the original shareholders and directors of AHL. Mr. Murgian lives in Nairobi, Kenya, and is the owner of or an investor in a number of international businesses ranging from real estate to transportation. Mr. Murgian has a beneficial interest of more than 10% of Winton's share capital. This interest is held by Festuca Investments Ltd, an Isle of Man investment holding company.

     Martin John Hunt has been a Director of Winton since February 1997. Mr. Hunt, born in 1962, began his career in the UK managed futures industry in October 1983, at which time he was employed as a trainee trader for a trading advisor, Futures Fund Management Ltd. In January 1986, he was appointed manager of the trading operations for Sabre Fund Management, also a trading advisor. In February 1988, he joined AHL, then a newly established trading advisor, where he was responsible for the company's trading operations. These trading operations were complex, and Mr. Hunt's role was to ensure the efficient execution of the firm's computer-generated futures and interbank orders on over $120 million of assets under management. These orders spanned more than 60 markets, 5 time zones and 15 exchanges worldwide.

     In August 1991, Mr. Hunt assumed responsibility for marketing and operations at Royston Investments, Ltd, which at the time was a CFTC-registered CTA. In March 1994, he established himself as an independent marketing and compliance consultant to firms in the UK managed futures industry. These consultancy activities continued until February 1997, when he was recruited by David Harding to handle the formation, structuring and subsequent day-to-day running of Winton. At Winton, Mr. Hunt supervises the trading operations, as well as being directly involved in the marketing of Winton's investment management approach worldwide. Mr. Hunt also has responsibility for the firm's regulatory compliance.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the Advisors or any of their individual principals within the past five years.

Item 6. Executive Compensation.

     The Partnership has no directors or officers. Its affairs are managed by the General Partner, which receives compensation for its services, as set forth under "Item 1. Business". CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage commissions for such services, as described under "Item 1. Business". For the six month period ended June 30, 2003 and the year ended December 31, 2002, the General Partner earned $190,784 and $216,041, respectively, in administrative fees. For the six month period ended June 30, 2003 and the year ended December 31, 2002, CGM earned $939,893 and $2,636,618, respectively, in brokerage commissions and clearing fees. The directors and officers of the General Partner are employees of CGM and do not receive any compensation from the Partnership or the General Partner. One hundred percent (100%) of the compensation paid by CGM to Daniel R. McAullife, Jr., Chief Financial Officer and Director of Administration of the General

Partner, is allocated to the General Partner. No part of any compensation paid by CGM to any other officer of the General Partner is allocated to the General Partner. The Directors and Officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by CGM, and CGM is the broker and selling agent of the Partnership. In addition to his interest as sole trading principal of AAA, Mr. A. Anthony Annunziato may have an indirect interest in the affairs of the Partnership insofar as he is employed by CGM.

     As compensation for its services, the Partnership pays the Advisors the fees described under "Item 1. Business". For the six month period ended June 30, 2003 and the year ended December 31, 2002, the Partnership paid $1,050,982 and $3,311,235, respectively, in advisory fees.

Item 7. Certain Relationships and Related Transactions.

     (a) Transactions with Management and Others. Not applicable to Directors or Officers of the General Partner, except as described under "Item 6. Executive Compensation".

     (b)  Certain Business Relationships. Not applicable.


     (c)  Indebtedness of Management. Not applicable.


     (d)  Transactions with Promoters.


     (1) CGM is the broker-dealer for the Partnership, providing both commodity brokerage and clearing services. CGM is also the selling agent for the Partnership. The Partnership pays CGM a brokerage commission equal to $18.00 per round-turn for futures transactions, an equivalent for swaps and $9.00 per side for options transactions. Brokerage fees are inclusive of applicable floor brokerage. In addition, the Partnership pays fees that are payable on a per transaction basis including exchange, give-up, clearing, user and NFA fees, or reimburses CGM for all such fees previously paid by CGM on behalf of the Partnership. Although it is impossible exactly to predict the amount of these per transaction fees payable by the Partnership, based on the advisors' trading patterns and current asset allocation, the aggregate of such brokerage commission is estimated at approximately 5.88% of net assets per year. Other trading related fees are estimated to be .59% per year. CGM's fee may be increased or decreased at any time at CGM's discretion upon notice to the Partnership. CGM advanced $75,000 for initial offering and organizational expenses. CGM was reimbursed for these expenses by the Partnership.

     As of June 30, 2003, the Master Fund's counterparties in swap transactions were Citibank N.A. which is affiliated with the Master Fund, Morgan Stanley Capital Group, Inc, J. Aron & Company, Hess Trading Company, LLC and British Petroleum.

     (2) The assets raised by CGM as selling agent for the Partnership are transferred entirely to the Partnership. No portion of the assets are retained by CGM.

Item 8. Legal Proceedings.

     There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

     There have been no material administrative, civil or criminal actions within the past five years, to which CGMH, the parent company of the General Partner, or its subsidiaries have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

     In December 1996, a complaint seeking unspecified monetary damages was filed by Orange County, California against numerous brokerage firms, including CGM, in the U.S. Bankruptcy Court for the Central District of California (County of Orange et al. v. Bear Stearns & Co. Inc. et al.). The complaint alleged, among other things, that the brokerage firms recommended and sold unsuitable securities to Orange County. CGM and the remaining brokerage firms settled with Orange County in mid 1999. CGM paid $1,333,333 to settle this matter.

     In June 1998, complaints were filed in the U.S. District Court for the Eastern District of Louisiana in two actions (Board of Liquidations, City Debt of the City of New Orleans v. Smith Barney Inc. et ano. and The City of New Orleans v. Smith Barney Inc. et ano.), in which the City of New Orleans sought a determination that Smith Barney Inc. and another underwriter would be responsible for any damages that the City may incur in the event the Internal Revenue Service denies tax exempt status to the City's General Obligation Refunding Bonds Series 1991. The complaints were subsequently amended. CGM has asked the court to dismiss the amended complaints. The court denied the motion but stayed the case. Subsequently, the City withdrew its lawsuit.

     In November 1998, a class action complaint was filed in the U.S. District Court for the Middle District of Florida (Dwight Brock as Clerk for Collier County v. Merrill Lynch, et al.). The complaint alleged that, pursuant to a nationwide conspiracy, 17 broker-dealer defendants, including CGM, charged excessive mark-ups in connection with advanced refunding transactions. Among other relief, plaintiffs sought compensatory and punitive damages, restitution and/or rescission of the transactions and disgorgement of alleged excessive profits. In October 1999, the plaintiff filed a second amended complaint. In November 1999, CGM moved to dismiss the amended complaint. In May 2001, the parties reached and the court preliminarily approved a tentative settlement. CGM paid $1,063,457 to settle this matter and in September 2001, the court approved the settlement.

     In connection with the Louisiana and Florida matters, the IRS and SEC conducted an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions. In April 2000, CGM and several other broker-dealers entered into a settlement with the IRS and the SEC. Thereafter, the plaintiffs filed voluntary discontinuances.

     In December 1998, CGM was one of 28 market making firms that reached a settlement with the SEC in the matter titled In the Matter of Certain Market Making Activities on NASDAQ. As part of the settlement of that matter, CGM, without admitting or denying the factual allegations, agreed to an order which required that it: (i) cease and desist from committing or causing any violations of Sections 15(c)(1) and (2) of the Securities Exchange Act of 1934 and SEC Rules 15c1-2, 15c2-7 and 17a-3 thereunder, (ii) pay penalties totaling approximately $760,000 and (iii) submit certain policies and procedures to an independent consultant for review.

     In April 2002, numerous class action complaints were filed against CGM and other investment banks in the U.S. District Court for the Southern District of New York alleging violations of certain federal securities laws (including
Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the court issued an opinion denying the defendants' motion to dismiss. Also pending in the Southern District of New York against CGM and other investment banks are several alleged class actions which have been consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings underwritten by such parties. The defendants in these actions have moved to dismiss the consolidated amended complaint but the court has not yet rendered a decision on those motions.

     In April 2002, Citigroup and, in one case, CGM were named as defendants along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in two alleged consolidated class action complaints that were filed in the U.S. District Court for the Southern District of Texas seeking unspecified damages. One action, brought on behalf of individuals who purchased Enron securities (Newby, et al.
v. Enron Corp., et al.), alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and the other action, brought on behalf of current and former Enron employees (Tittle, et al. v. Enron Corp., et al.), alleges violations of ERISA and the Racketeer Influenced and Corrupt Organizations Act ("RICO"), as well as negligence and civil conspiracy. On May 8, 2002, Citigroup and CGM filed motions to dismiss the complaints. On December 19, 2002, the motions to dismiss the Newby complaint were denied. The motion to dismiss the complaint in Tittle remains pending.

     Since April 2002, CGM and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees, including the NASD Inc. which has raised issues about CGM's internal e-mail retention practices and research on Winstar Communications, Inc. With respect to Winstar, CGM has entered into a settlement agreement. CGM agreed to pay a penalty in the amount of $5 million and did not admit to any wrongdoing. With respect to other such matters, on December 20, 2002, Citigroup and a number of other broker/dealers reached a settlement-in-principle with the SEC, the NASD, the New York Stock Exchange (the "NYSE") and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries. In addition, with respect to issues raised by the NASD, the NYSE and the SEC about CGM's and other firms' e-mail retention practices, CGM and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. CGM agreed to pay a penalty in the amount of $1.65 million and did not admit to any allegation of wrongdoing.

     On April 28, 2003, CGM announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and initial public offerings allocation and distribution practices. As part of the settlements, CGM has consented to the entry of (1) an injunction under the federal securities laws to be entered in the United States District Court for the Southern District of New York, barring CGM from violating provisions of the federal securities laws and related NASD and NYSE rules relating to research, certain initial public offerings allocation practices, the safeguarding of material nonpublic information and the maintenance of required books records, and requiring CGM to adopt and enforce new restrictions on the operation of research; (2) an NASD Acceptance Waiver and Consent requiring CGM to cease and desist from violations of corresponding NASD rules and requiring CGM to adopt and enforce the same new restrictions; (3) an NYSE Stipulation and Consent requiring CGM to cease and desist from violations of corresponding NYSE rules and requiring CGM to adopt and enforce the same new restrictions; and (4) an Assurance of Discontinuance with the New York Attorney General containing substantially the same or similar restrictions. As required by the settlements, CGM expects to enter into related settlements with each of the other states, the District of Columbia and Puerto Rico. Consistent with the settlement-in-principle announced in December 2002, these settlements require CGM to pay $300 million for retrospective relief, plus $25 million for investor educations, and commit to spend $75 million to provide independent third-party research to its clients at no charge. CGM reached these final settlement arrangements without admitting or denying and wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding. The $300 million was accrued during the fourth quarter of 2002.

     On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the April 28, 2003 settlement with the SEC, the NASD, the NYSE and the New York Attorney General (the "Research Settlement"). The West Virginia Attorney General alleges that the firms violated the West Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties.

     In May 2003,  the SEC,  NYSE and NASD issued a subpoena  and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoena and letters.

     In April 2003, to effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. The Final Judgment has not yet been entered by the court, and the court has asked for certain additional information. Also in April 2003, the NASD accepted the Letter of Acceptance, Waiver and Consent entered into with CGM in connection with the Research Settlement; and in May 2003, the NYSE advised CGM that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. CGM is currently in discussion with various of the states with respect to completion of the state components of the Research Settlement. Payment will be made in conformance with the payment provisions of the Final Judgment.

     Since May 2002, Citigroup, CGM and certain principals and current and former employees have been named as defendants in a number of alleged class action complaints filed by purchasers of various securities alleging they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934 by issuing research reports without reasonable basis and failing to disclose conflicts of interest in connection with published investment research, including Global Crossing, WorldCom, Inc., AT&T, Winstar, Rhythm Net Connections, Level 3 Communications, MetroMedia Fiber Network, XO Communications and Williams Communications Group Inc. Nearly all of these actions are pending before a single judge in the U.S. District Court for the Southern District of New York for coordinated proceedings. The court has consolidated these actions into nine separate categories corresponding to the companies named above.

     Additional actions have been filed against Citigroup and certain of its affiliates, including CGM, and certain of their current and former directors, officers and employees, along with other parties, including: (1) three alleged class actions filed in state courts and federal courts on behalf of persons who maintained accounts with CGM asserting, among other things, common law claims, claims under state statutes, and claims under the Investment Advisers Act of 1940, for allegedly failing to provide objective and unbiased investment research and investment management, seeking, among other things, return of fees and commissions; (2) approximately fifteen actions filed in different state courts by individuals asserting, among other claims, common law claims and claims under state securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing and WorldCom, Inc.; (3) approximately five actions filed in different state courts by pension and other funds asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including WorldCom, Inc. and Qwest Communications International Inc.; and (4) more than two hundred arbitrations asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research.

     In July 2002, Citigroup, CGM and various of its affiliates and certain of their officers and other employees were named as defendants, along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in an alleged class action filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of the Yosemite Notes and Enron Credit-Linked Notes, among other securities (Hudson Soft Co., Ltd v. Credit Suisse First Boston Corporation, et al.). The complaint alleges violations of RICO and of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seeks unspecified damages.

     On March 5, 2003, an action was brought on behalf of the purchasers of the Yosemite Notes and Enron Credit-Linked Notes, alleging violations of federal securities laws.

     On April 9, 2003, an action was brought by a group of related mutual funds that purchased Yosemite Notes, alleging violations of state securities laws and common law claims.

     Additional actions have been filed against Citigroup and certain of its affiliates, along with other parties, including (i) three actions brought in state courts by state pension plans for alleged violations of state securities law and common law fraud and unjust enrichment; (ii) an action by banks that participated in two Enron revolving credit facilities, alleging fraud, gross negligence and breach of implied duties in connection with the defendants' administration of a credit facility with Enron; (iii) an action brought by several funds in connection with secondary market purchases of Enron Corp. debt securities alleging violations of federal securities law, including Section 11 of the Securities Act of 1933, and claims for fraud and misrepresentation; (iv) a series of alleged class actions by purchasers of New Power Holdings common stock alleging violations of federal securities law, including Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. On April 17, 2003, the motion to dismiss the complaints in the putative class actions relating to the New Power Holdings common stock was denied; (v) an action brought by two investment funds in connection with purchases of Enron-related securities for alleged violations of state securities and unfair competition statutes; (vi) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and claims for common law fraud, misrepresentation and conspiracy; (vii) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and state unfair competition laws and claims for common law fraud and misrepresentation; (viii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (ix) an alleged class action brought by clients of CGM in connection with research reports concerning Enron, alleging breach of contract; (x) actions brought by several investment funds in connection with the purchase of notes and/or certificates of the Osprey Trusts, the Marlin Trust, and the Marlin Water trust, as well as the purchase of other Enron or Enron-related securities, alleging violation of state and federal securities laws, and common law civil conspiracy and fraud; (xi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; and (xii) an action brought by two broker/dealers in connection with the purchase of certain notes, alleging violation of federal and state securities laws. Several of these cases have been consolidated with the Newby action and stayed, except with respect to certain discovery, pending the Court's decision on the pending motions of certain defendants to dismiss Newby and on class certification.

     Additionally, Citigroup and certain of its affiliates, including CGM, have provided substantial information to, and have entered into substantive discussions with, the Securities and Exchange Commission regarding certain of their transactions with Enron and a transaction with Dynegy Inc. Citigroup and certain of its affiliates, including CGM, also have received subpoenas and requests for information from various other regulatory and governmental agencies and Congressional committees, as well as from the Special Examiner in the Enron bankruptcy, regarding certain transactions and business relationships with Enron and its affiliates. Citigroup and its affiliates, including CGM, are cooperating fully with all such requests.

     On July 28, 2003, Citigroup entered into a final settlement agreement with the SEC to resolve the SEC's outstanding investigations into Citigroup transactions with Enron and Dynegy. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and

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

desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency ("OCC") and Citigroup entered into an agreement with the Federal Reserve Bank of New York ("FED") to resolve their inquiries into certain of Citigroup's transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and the FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney's Office to resolve its investigation into certain of Citigroup's transactions with Enron; pursuant to the settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and the FED.

     Also, in July 2003, an action was brought by purchasers in the secondary market of Enron bank debt against Citigroup, Citibank, CGM, and others, alleging claims for common law fraud, conspiracy, gross negligence, negligence and breach of fiduciary duty.

     On June 6, 2003, the complaint in a pre-existing putative class action pending in the United States District Court for the Southern District of Texas, brought by purchasers of publicly traded debt and equity securities of Dynegy Inc., was amended to add Citigroup, Citibank and CGM, as well as other banks, as defendants. The plaintiffs allege violations of the federal securities laws against the Citigroup defendants.

     Citigroup and CGM are involved in a number of lawsuits arising out of the underwriting of debt securities of WorldCom, Inc. These lawsuits include alleged class actions filed in July 2002 by alleged purchasers of WorldCom debt securities in the United States District Court for the Southern District of New York (Above Paradise Investments Ltd. V. Worldcom, Inc., et al.; Municipal Police Employees Retirement System Of Louisiana V. Worldcom, Inc., et al.), and in the United States District Court for the Southern District of Mississippi (Longacre Master Fund V. Worldcom, Inc., et al.). These alleged class action complaints assert violations of federal securities law, including Sections 11 and 12 of the Securities Act of 1933, and seek unspecified damages from the underwriters.

     On October 11, 2002, the Above Paradise and Municipal Police Employees lawsuits filed in the United States District Court for the Southern District of New York were superseded by the filing of a consolidated alleged class action complaint in the United States District Court for the Southern District of New York (In Re Worldcom, Inc. Securities Litigation). In the consolidated complaint, in addition to the claims of violations by the underwriters of the federal securities law, including Sections 11 and 12 of the Securities Act of 1933, the plaintiffs allege violations of Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by CGM arising out of alleged conflicts of interest of CGM and certain of its principals. The plaintiffs continue to seek unspecified compensatory damages. On May 19, 2003, a motion to dismiss an amended complaint in the WorldCom, Inc. Securities Litigation was denied. In addition to the consolidated class action complaint, the Southern District of Mississippi class action has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

     In addition to the several alleged class actions that have been commenced, certain individual actions have been filed in various federal and state courts against Citigroup and CGM, along with other parties, concerning WorldCom debt securities including individual state court actions brought by approximately 18 pension funds and other institutional investors in connection with the underwriting of debt securities of WorldCom alleging violations of Section 11 of the Securities Act of 1933 and, in one case, violations of various state securities laws and common law fraud. Most of these actions have been removed to federal court and have been transferred to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

     An alleged class action on behalf of participants in WorldCom's 401(k) salary savings plan and those WorldCom benefit plans covered by ERISA alleging violations of ERISA and common law fraud, which was commenced in the United States District Court for the District of Columbia, also has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions. In December 2002, the claims against CGM and the other underwriters were dismissed without prejudice.

     On or about January 27, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the District of New Jersey (In Re AT&T Corporation Securities Litigation) sought permission to amend its complaint on behalf of purchasers of AT&T common stock asserting claims against, among others, AT&T Corporation, to add as named defendants Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with AT&T in connection with published investment research. By order dated March 27, 2003, the court denied plaintiff's leave to amend their complaint to add as defendants Citigroup, CGM and certain of their executive officers and current and former employees.

     On or about January 28, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and its subsidiaries, which names as defendants, among others, Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with Global Crossing in connection with published investment research.

     On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The Complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Company Holding Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages.

     In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with

Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also assert claims against Citigroup and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaints seek unspecified damages.

     CGMH and various subsidiaries have also been named as defendants in various matters incident to and typical of the businesses in which they are engaged. These include numerous civil actions, arbitration proceedings and other matters in which the CGMH's broker-dealer subsidiaries have been named, arising in the normal course of business out of activities as a broker and dealer in securities, as an underwriter of securities, as an investment banker or otherwise. In the opinion of CGMH's management, none of these actions is expected to have a material adverse effect on the consolidated financial condition of CGMH and its subsidiaries.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


     (a) Market information. The Partnership has issued no stock. There is no public market for the Units.


     (b) Holders. The number of holders of Units and Units of General Partner Interest as of June 30, 2003 and December 31, 2002 was 905 and 584, respectively.

     (c) Distributions. The Partnership did not declare a distribution during the six months ended June 30, 2003 or during 2002.


     (d) Securities authorized for issuance under equity compensation plans. Not applicable.


Item 10. Recent Sales of Unregistered Securities.

     (a) Securities sold. As of June 10, 1999, the initial private offering of Units resulted in aggregate proceeds to the Partnership of $10,610,000. Between June 10, 1999 and June 30, 2003, the Partnership sold additional limited partnership Units which resulted in aggregate proceeds to the Partnership of $90,758,000.

     (b) Underwriters and other purchasers. Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to those persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. The offering is limited to 35 non-accredited investors.

     (c) Consideration. The aggregate proceeds of securities sold during the period from January 1, 2000 through June 30, 2003 was $83,373,000, of which $303,000 was from units of general partnership interest sold to the General Partner.

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

     Units have been sold monthly at Net Asset Value per Unit. No underwriting discounts or commissions are paid in connection with the Units.

     (d) Exemption from registration claimed. Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and a limited number of non-accredited investors, as discussed in paragraph (a) above. As of August 31, 2003, 23 non-accredited investors had purchased Units in the Partnership.

     The minimum subscription for Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

     In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

     (e)  Terms of conversion or exercise. Not applicable.


     (f)  Use of proceeds. Not applicable.


Item 11. Description of Registrant's Securities to be Registered.


     The Partnership is registering Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Units). Distributions of profits will be made at the sole discretion of the General Partner.

     The Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership's status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which his transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the books and records of the Partnership. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which he may be liable under such law regardless of whether any assignee to whom he has assigned Units becomes a substituted limited partner.

     A limited partner may require the Partnership to redeem some or all of his Units at Net Asset Value per Unit as of the last day of any month (the
"Redemption Date"). The right to redeem is contingent upon the Partnership's having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. Because Net Asset Value fluctuates daily, limited partners will not know the Net Asset Value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner's CGM securities account with the proceeds of the redemption. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days' notice to a limited partner, require that any limited partner redeem its Units if such redemption is in the best interests of the Partnership.

                  Summary of the Limited Partnership Agreement

     The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.3 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

     The Partnership was formed under the laws of the State of New York on March 22, 1999. The Partnership has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the "New York Act") and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of such limited partner's contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of the distribution. A limited partner who participates in the control of the Partnership's business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner. The general partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

     The limited partners will not participate in the management or control of the Partnership. Under the limited partnership agreement, responsibility for managing the Partnership is vested solely in the general partner. The general partner may select one or more trading advisors to direct all trading for the Partnership. Other responsibilities of the general partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s), administering redemptions of limited partners' units, preparing monthly and annual reports to the limited partners, preparing and filing necessary reports with regulatory authorities, calculating the Net Asset Value, executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney, and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

     Each partner will have a capital account, and its initial balance will be the amount such limited partner paid for his Units or, in the case of a contribution by the general partner, its capital contribution (which shall be treated as units of general partnership interest). Any increase or decrease in the Net Assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

     The General Partner has the sole discretion to determine whether to offer for sale additional Units and to admit additional limited partners. There is no limitation on the number of Units which may be outstanding at any time. All Units offered by the Partnership will be sold at the Partnership's then current Net Asset Value per Unit. The General Partner may make arrangements for the sale of additional Units in the future.

Dissolution of the Partnership

     The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 3l, 2019; (ii) the vote to dissolve the Partnership by limited partners owning more than 50% of the Units; (iii) assignment by the General Partner of all of its interest in the Partnership, or the withdrawal, removal, bankruptcy or dissolution of the General Partner, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in Net Asset Value to less than $400 per Unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership's aggregate Net Assets decline to less than $1,000,000.

Removal or Admission of General Partner

     The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Units.

Amendments; Meetings

     The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the offering memorandum), to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency, or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

     Any limited partner, upon written request addressed to the General Partner, may obtain from the list of the names and addresses of record of all limited partners and the number of Units held by each for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of the outstanding Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within 15 days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

     At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Units, the following actions may be taken:
(i) the Limited Partnership Agreement may, with certain exceptions,  be amended;
(ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days' notice; and
(vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

     The books and records of the Partnership are maintained at its principal office. The limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership's books and records for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Within 30 days of the end of each month, the general partner, will provide the limited partners with a financial report containing information relating to the Net Assets and Net Asset Value of a Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the net asset value of a unit to $400 or less as of the end of any trading day; any change in trading advisor(s); any change in commodity brokers; any change in the general partner; any material change in the Partnership's trading policies or any material change in an advisor's trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership's fiscal year. Not more than 75 days after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the limited partners' annual federal income tax returns will be distributed to the limited partners.

Income Tax Aspects

     The trading activities of the Partnership, in general, generate capital gain and loss and ordinary income. The Partnership pays no federal income tax; rather, limited partners are allocated their proportionate share of the taxable income or losses realized by the Partnership during the period of the Partnership's taxable year that Units were owned by them. Unrealized gains on "Section 1256 contracts" (as defined in the Code) held by the Partnership at the end of its taxable year must be included in income under the "mark-to-market" rule and will be allocated to partners in proportion to their respective capital accounts.

Item 12. Indemnification of Directors and Officers.

     Section 16 of the Limited Partnership Agreement (attached as Exhibit 3.3 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Units.

     Section 6 of the each of the Management Agreements (attached as Exhibits 10.1, 10.3 and 10.3(a) hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

     Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Management Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Management Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Advisory Agreement).

Item 13. Financial Statements and Supplementary Data.

     (a) Financial Statements. The Annual Reports of the Partnership and the General Partner for 2002 were filed as Exhibits 99.1 and 99.2, respectively, to the Partnership's Amendment No. 1 to Form 10 filed on April 30, 2003, previously filed on August 12, 2003, and are incorporated herein by reference. The Partnership's unaudited financial statements through June 30, 2003 and the unaudited Statement of Financial Condition of the General Partner at June 30, 2003 follow.

                                 Financial Statements


                  Salomon Smith Barney Orion Futures Fund L.P.
                        Statements of Financial Condition
                                   (Unaudited)

                                                         June 30,      December 31,
                                                           2003            2002
                                                       ----------      -----------
Assets:
  Investment in Master, at fair value                 $ 34,098,338    $ 25,446,740
  Cash (restricted $8,515,658 and $8,657,392 in
   2003 and 2002, respectively)
  in commodity futures trading account                  47,464,612      32,697,307
  Net unrealized (depreciation) appreciation
  on open positions*                                    (1,931,692)      5,057,217
                                                      ------------    ------------
                                                        79,631,258      63,201,264
Interest receivable                                         69,184          61,183
                                                      ------------    ------------
                                                      $ 79,700,442    $ 63,262,447
                                                      ============    ============

Liabilities and Partners' Capital:

Liabilities:

 Accrued expenses:
  Commissions                                         $    123,750    $    115,201
  Management fees                                          124,125         107,113
  Administrative fees                                       32,646          26,778
  Incentive Fees                                                 -         272,957
  Other                                                    138,860          88,996
  Redemptions                                              706,789         498,603
                                                      ------------    ------------
                                                         1,126,170       1,109,648
                                                      ------------    ------------

Partners' Capital:
General Partner,  499.8084 Unit equivalents
  outstanding in 2002 and 2001                             556,347         580,188
Limited Partners, 70,089.6852 and 53,042.3132
  Redeemable Units of Limited Partnership Interest
  outstanding in 2003 and 2002, respectively            78,017,925      61,572,611
                                                      ------------    ------------
                                                        78,574,272      62,152,799
                                                      ------------    ------------
                                                      $ 79,700,442    $ 63,262,447
                                                      ============    ============

* Forward contracts included in this balance are presented gross in the accompanying Condensed Schedules of Investments
See  Accompanying Notes to Unaudited Financial Statements.

                           Salomon Smith Barney Orion
                                Futures Fund L.P.
                        Condensed Schedule of Investments
                                  June 30, 2003

Sector                                            Contract                                                 Fair Value
---------------------------------                 ----------------------------------------------------  --------------
                                                  Futures contracts sold 0.36%                              $ 286,898
                                                  Futures contracts purchased  (1.09)%                       (858,641)
                                                                                                        --------------
                                                    Total futures contracts  (0.73)%                         (571,743)
                                                  Unrealized appreciation on forward contracts 0.00%*               9
                                                                                                        --------------
                                                                                                                    9
                                                                                                        ---------------
   Total Currencies  (0.73)%                                                                                 (571,734)
                                                                                                        --------------

Energy
                                                  Futures contracts sold  0.19%                               147,610
                                                  Futures contracts purchased  0.74%                          583,604
                                                                                                        --------------
  Total Energy  0.93 %                                                                                        731,214
                                                                                                        --------------
Grains
                                                  Futures contracts sold  0.12%                                91,960
                                                  Futures contracts purchased  (0.26)%                       (207,563)
                                                                                                        --------------
   Total Grains   (0.14)%                                                                                    (115,603)
                                                                                                        --------------
Interest Rates U.S.
                                                  Futures contracts sold  0.02%                                11,983
                                                  Futures contracts purchased  (0.65)%                       (509,125)
                                                                                                        --------------
  Total Interest Rates U.S. (0.63)%                                                                          (497,142)
                                                                                                        --------------
Interest Rates Non-U.S.
                                                  Futures contracts sold  (0.00)%*                             (2,941)
                                                  Futures contracts purchased  (1.04)%                       (818,113)
                                                                                                        --------------
  Total Interest Rates Non-U.S. (1.04)%                                                                      (821,054)
                                                                                                        --------------
Livestock
                                                  Futures contracts sold  0.01%                                 6,650
                                                  Futures contracts purchased   (0.27)%                      (212,160)
                                                                                                        --------------
  Total Livestock (0.26)%                                                                                    (205,510)
                                                                                                        --------------
Metals                                            Futures contracts sold  (0.03)%                             (21,715)
                                                  Futures contracts purchased  0.02%                           15,025
                                                                                                        --------------
                                                    Total futures contracts  (0.01)%                           (6,690)

                                                  Unrealized depreciation on forward contracts (0.21)%       (160,720)
                                                  Unrealized appreciation on forward contracts 0.07%           53,663
                                                                                                        --------------
                                                    Total forward contracts  (0.14)%                         (107,057)
                                                                                                        --------------
  Total Metals   (0.15)%                                                                                     (113,747)
                                                                                                        --------------
Softs
                                                  Futures contracts sold  (0.30)%                            (233,766)
                                                  Futures contracts purchased 0.04%                            27,335
                                                                                                        --------------
  Total Softs  (0.26)%                                                                                       (206,431)
                                                                                                        --------------
Total Indices  (0.17)%                            Futures contracts purchased  (0.17)%                       (131,685)
                                                                                                        --------------

Total Fair Value  (2.45)%                                                                                $ (1,931,692)
                                                                                                        ==============
                                                                                               % of Investments
          Country Composition                        Investments at Fair Value              at  Fair Value
          ----------------------                    ---------------------------            -------------------
          Australia                                                 $ (133,976)                         (6.94)%
          Canada                                                       (43,777)                         (2.27)
          France                                                        (2,204)                         (0.11)
          Germany                                                     (538,988)                        (27.90)
          Hong Kong                                                     (2,347)                         (0.12)
          Italy                                                         (6,263)                         (0.32)
          Japan                                                        (76,329)                         (3.95)
          Spain                                                         (7,692)                         (0.40)
          United Kingdom                                              (124,012)                         (6.42)
          United States                                               (996,104)                        (51.57)
                                                                    -----------                        --------
                                                                  $ (1,931,692)                       (100.00)%
                                                                    ===========                        =======

Percentages are based on Partners' Capital unless otherwise indicated
* Due to rounding
See accompanying notes to unaudited financial statements

                           Salomon Smith Barney Orion
                                Futures Fund L.P.
                        Condensed Schedule of Investments
                                December 31, 2002
                                   (Unaudited)

Sector                                    Contract                                      Fair Value
------------                              ----------------------------------      ------------------
Currencies
                                          Futures contracts sold (0.13)%                  $ (80,588)
                                          Futures contracts purchased  2.67%              1,657,233
                                                                                   -----------------
   Total Currencies  2.54%                                                                1,576,645
                                                                                   -----------------

Total Energy  1.48 %                      Futures contracts purchased  1.48%                919,154
                                                                                   -----------------

Grains
                                          Futures contracts sold  0.38%                     232,822
                                          Futures contracts purchased  (0.09)%              (55,021)
                                                                                   -----------------
   Total Grains   0.29%                                                                     177,801
                                                                                   -----------------

Total Interest Rates U.S. 1.42%           Futures contracts purchased 1.42%                 884,285
                                                                                   -----------------

Total Interest Rates Non-U.S. 1.07%       Futures contracts purchased 1.07%                 666,065
                                                                                   -----------------

Total Livestock 0.25%                     Futures contracts purchased   0.25%               152,910
                                                                                   -----------------

Total Metals   0.90%                      Futures contracts purchased  0.90%                562,580

Softs
                                          Futures contracts sold  (0.01)%                    (9,135)
                                          Futures contracts purchased 0.31%                 195,779
                                                                                   -----------------
  Total Softs  0.30%                                                                        186,644
                                                                                   -----------------

Total Indices  (0.11)%                    Futures contracts purchased  (0.11)%              (68,867)
                                                                                   -----------------

Total Fair Value  8.14%                                                                 $ 5,057,217
                                                                                   =================

                                                     Investments at                % of Investments
Country Composition                                   Fair Value                    at Fair Value
----------------------                            -------------------              ----------------
Australia                                                $ 32,003                          0.63%
Canada                                                     79,115                          1.56%
France                                                       (273)                         0.00% *
Germany                                                   283,701                          5.61%
United Kingdom                                            244,964                          4.84%
United States                                           4,417,707                         87.36%
                                                  -------------------               --------------
                                                      $ 5,057,217                        100.00%
                                                  ===================               ==============

Percentages are based on Partners' Capital unless otherwise indicated
* Due to rounding
See accompanying notes to financial statements

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
             STATEMENTS OF INCOME AND EXPENSES AND PARTNERS' CAPITAL
                                   (UNAUDITED)


                                                                     THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                           JUNE 30,                      JUNE 30,
                                                                 ---------------------------      -----------------------------
                                                                     2003          2002                2003            2002
                                                                 -----------    ------------      -------------    -------------
Income:
   Realized gains (losses ) on closed postitions from Mater     $ 6,161,897      $ 2,803,030       $ (5,734,827)    $ 3,154,019
   Change in unrealized gains (losses) on open positions
      from Master                                                  (950,472)        (827,585)         1,293,625         877,939
   Income allocated from Master                                       1,749            1,156              5,157           1,726
   Expenses allocated from Master                                  (343,144)        (327,544)        (1,029,319)       (550,011)
  Net gains (losses) on trading of commodity interests:            (539,413)       2,953,574         10,090,157         251,529
  Realized gains (losses) on closed positions
  Change in unrealized gains (losses) on open positions            (422,502)       2,895,556         (6,988,909)      4,893,546
                                                               -------------    -------------  -----------------   -------------
                                                                  3,908,115        7,498,187         (2,364,116)      8,628,748
  Interest income                                                   129,787           97,703            272,699         157,519
  Interest income received from Master                               79,925           60,901            158,319         106,852
                                                               -------------    -------------  -----------------   -------------
                                                                  4,117,827        7,656,791         (1,933,098)      8,893,119
                                                               -------------    -------------  -----------------   -------------

Expenses:
  Brokerage commissions including clearing fees
   of $81,847, $75,631, $199,975 and $124,573 )                     621,741          363,443            939,893         688,800
  Management fees                                                   381,278          197,504            752,558         322,898
  Administrative fees                                                97,963           49,375            190,784          80,722
  Incentive fees                                                          -          985,506            298,424       1,321,286
  Other expenses                                                     24,450           41,019             49,862          79,753
                                                               -------------    -------------  -----------------   -------------
                                                                  1,125,432        1,636,847          2,231,521       2,493,459
                                                               -------------    -------------  -----------------   -------------

Net income (loss)                                                 2,992,395        6,019,944         (4,164,619)      6,399,660

Additions   -  Limited Partner                                    8,360,000        6,378,000         31,960,000      17,022,000
           -   General Partner                                            -           55,000                  -         159,000
Redemptions                                                      (3,551,462)      (3,304,232)       (11,373,908)     (3,582,109)
                                                               -------------    -------------  -----------------   -------------
Net increase in Partners' capital                                 7,800,933        9,148,712         16,421,473      19,998,551
Partners' capital, beginning of period                           70,773,339       31,603,655         62,152,799      20,753,816
                                                               -------------    -------------  -----------------   -------------
Partners' capital, end of period                               $ 78,574,272     $ 40,752,367       $ 78,574,272    $ 40,752,367
                                                               -------------    -------------  -----------------   -------------
Net asset value per Redeemable Unit
  ( 70,589.4936 and 37,182.8412 Redeemable Units outstanding
     at June 30, 2003 and 2002, respectively)                    $ 1,113.12       $ 1,096.00         $ 1,113.12      $ 1,096.00
                                                               -------------    -------------  -----------------   -------------
Net income (loss) per Redeemable Unit of Limited Partnership
  Interest and General Partner Unit equivalent                      $ 42.77         $ 154.59           $ (47.70)       $ 143.77
                                                               -------------    -------------  -----------------   -------------


See Accompanying Notes to Unaudited Financial Statements

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)

1. General:

     Salomon Smith Barney Orion Futures Fund L.P. (the "Partnership") is a limited partnership organized on March 22, 1999 under the partnership laws of the State of New York to engage in the speculative trading of a diversified portfolio of commodity interest, including options, commodity futures and forward contracts on United States exchanges and certain foreign exchanges. The Partnership may trade commodity futures and options contracts of any kind but intends initially to trade solely energy and energy related products. In addition, the Partnership may enter into swap contracts on energy related products. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk. The Partnership commenced trading on June 10, 1999. From June 10, 1999 to August 31, 2002, the Partnership engaged directly in the speculative trading of a diversified portfolio of commodity interests.

     Between March 31, 1999 (commencement of the offering period) and June 10, 1999, 10,499 Units of Limited Partnership Interest and 106 Unit equivalents representing the general partner's contribution were sold at $1,000 per unit. The proceeds of the offering were held in an escrow account until June 10, 1999, at which time they were turned over to the Partnership for trading. The Partnership continues to offer Units.

     Effective September 1, 2001, the Partnership transferred the portion of the Partnership's assets that were allocated to AAA Capital Management, Inc. ("AAA") for trading to the SB AAA Master Fund LLC, a New York Limited Liability Company (the "Master") for 5,173.4381 Units of the Master at a fair value of $5,173,438. The transfer was tax free. The Master was formed in order to permit accounts managed now or in the future by AAA using the Energy with Swaps program, to invest together in one trading vehicle. The General Partner is the Managing Member of the Master. Individual and pooled accounts currently managed by AAA, including the Partnership (collectively, the "Feeder Funds"), are permitted to be non-managing member of the Master. The General Partner and AAA believe that trading through this master/feeder structure should promote efficiency and economy in the trading process. Expenses to investors as a result of investment in the Master are approximately the same and redemption rights are not affected.


                                                                     (Continued)

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

     As of June 30, 2003, the Partnership owns approximately 12.1% of the Master. It is the Partnership's intention to continue to invest substantially all of its assets in the Master. The performance of the Partnership is directly affected by the performance of the Master. The Master's Statement of Financial Condition, Statement of Income and Expenses and Member's Capital and Condensed Schedule of Investments are included herein.

     On April 7, 2003, Smith Barney Futures Management LLC changed its name to Citigroup Managed Futures LLC. The Partnership's/Master's commodity broker is Citigroup Global Markets Inc. ("CGM"), formerly Salomon Smith Barney Inc. CGM is an affiliate of the General Partner. The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMHI"), formerly Smith Barney Holdings Inc., which is the sole owner of CGM. CGMHI is a wholly owned subsidiary of Citigroup Inc ("Citigroup"). As of June 30, 2003, all trading decision are made by Willowbridge Associates Inc., Winton Capital Management and AAA Capital Management, Inc. (collectively, the "Advisors"). Beacon Management Corporation was terminated as an advisor to the Partnership on April 30, 2003.

     The accompanying financial statements are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Partnership's financial condition at June 30, 2003 and December 31, 2002 and the results of its operations for the three and six months ended June 30, 2003 and 2002. These financial statements present the results of interim periods and do not include all disclosures normally provided in annual financial statements. You should read these financial statements together with the financial statements and notes included in the Partnership's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002.

     Due to the nature of commodity trading, the results of operations for the interim periods presented should not be considered indicative of the results that may be expected for the entire year.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

     The Master's Statement of Financial Condition as of June 30, 2003 and December 31, 2002, Condensed Schedule of Investments as of June 30, 2003 and its Statements of Income and Expenses and Members' Capital for the three and six months ended June 30, 2003 and 2002 are presented below:

                             SB AAA Master Fund LLC
                        Statements of Financial Condition
                                   (Unaudited)

                                          June 30,        December 31,
                                           2003              2002
                                       --------------   --------------

Assets:
Equity in commodity futures
 trading account:
Cash (restricted $29,376,137 and
 $53,522,255, respectively)            $ 248,398,785    $ 330,218,077
Net unrealized appreciation
 (depreciation) on open  positions        (1,326,343)       9,188,483
Net unrealized appreciation on
 open swaps positions                     54,071,680       38,011,771
Commodity options owned, at fair
 value (cost $51,569,345 and
 $63,879,907, respectively)               51,721,581       83,252,102
                                       -------------    -------------
                                         352,865,703      460,670,433
Due from brokers                           4,868,813       12,595,792
                                        ------------    -------------
Interest receivable                            4,884            6,712
                                       -------------    -------------
                                       $ 357,739,400    $ 473,272,937
                                       =============    =============

Liabilities and Members' Capital:
Liabilities:
  Unrealized depreciation on open
   Swap positions                      $  27,904,312    $  48,470,222
   Commodity options written, at
    fair value  (premium $54,214,943
    and $59,666,185, respectively)        42,109,870       67,724,777
   Accrued Expenses:
    Commissions                            2,921,263        5,210,167
    Professional fees                         38,606           20,117
    Due to brokers                         3,413,212        1,541,223
    Due to CMF                                22,978           22,978
                                       -------------    -------------
                                          76,410,241      122,989,484
                                       -------------    -------------
Members' Capital:
 Members' Capital, 219,606.2204
 and 216,158,4103 Units outstanding
 in 2003 and 2002, respectively          281,329,159      350,283,453
                                       -------------    -------------
                                       $ 357,739,400    $ 473,272,937
                                       =============    =============

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          Notes to Financial Statemenst
                                  June 30, 2003
                                   (Unaudited)

                             SB AAA Master Fund LLC
                        Condensed Schedule of Investments
                                  June 30, 2003
                                   (Unaudited)

               Number of
Sector         Contracts          Contract                                      Fair Value
---------        -------------------------------------------------           --------------

Energy                 Futures contracts purchased (6.20)%
                 6,647 NYMEX Natural Gas (8.87)% Aug. 03 - Aug. 04           $ (24,951,033)
                       Other 2.67%                                               7,498,210
                                                                             --------------
                                                                               (17,452,823)

                       Futures contracts sold 5.73%
                       NYMEX Natural Gas 7.93% Feb. 03 - Feb. 04                22,318,016
                       Other (2.20)%                                            (6,191,536)
                                                                             --------------
                                                                                16,126,480

                       Options owned 18.38%
                       NYMEX Natural Gas Call 1.01% Aug. 03 - Nov  03            2,847,090
                 4,007 NYMEX Natural Gas Put 9.41%  Aug 03 - Oct 04             26,455,640
                       NYMEX Light Sweet Crude Call 5.65% Aug 03 - Feb. 04      15,907,340
                       NYMEX Light Sweet Crude Put 1.62% Aug 03 - Feb 04         4,560,880
                       Other 0.69%                                               1,950,631
                                                                             --------------
                                                                                51,721,581


                       Options written (14.97)%
                10,337 NYMEX Natural Gas Call (10.36)% Aug 03 - Dec 04         (29,149,370)
                       NYMEX Light Sweet Crude Call (2.20)% Aug 03 - Sept. 03   (6,181,590)
                       Other (2.41)%                                            (6,778,910)
                                                                             --------------
                                                                               (42,109,870)


                       Unrealized appreciation on Swaps contracts 19.22%
                       NYMEX Natural Gas 14.16%                                 39,828,441
                       Other 5.06%                                              14,243,239
                                                                             --------------
                                                                                54,071,680

                       Unrealized depreciation on Swaps contracts  (9.91)%
                       NYMEX Natural Gas (5.51)%                               (15,499,882)
                       Other (4.40)%                                           (12,404,430)
                                                                               -----------
                                                                               (27,904,312)

    Total Energy 12.25%                                                         34,452,736
                                                                              ------------

Total Fair Value 12.25%                                                       $ 34,452,736
                                                                             =============

                                Investment at               % of Investment at
      Country Composition        Fair Value                   Fair Value
      -------------------      -------------             ---------------------

      United Kingdom           $ (2,588,104)                    (7.51)%
      United States              37,040,840                    107.51
                               ------------                    ------
                               $ 34,452,736                    100.00 %
                                ===========                    ======


Percentages are based on Members' Capital unless otherwise indicated

                  Salomon Smith Barney Orion Futures Fund L.P.
                         Notes to Financial Statements
                                 June 30, 2003
                                  (Unaudited)

                             SB AAA Master Fund LLC
                        Condensed Schedule of Investments
                                December 31, 2002

                                 Number of                       Contract                                         Fair Value
Sector                           Contracts
Energy                                            Futures contracts purchased 17.92%
                                     6,228        IPE Gas Oil 5.45% Jan. - Feb. 2003                               $19,089,003
                                                  Other 12.47%                                                      43,677,214
                                                                                                                    ------------
                                                                                                                    62,766,217

                                                  Futures contracts sold (15.30)%
                                    13,454        NYMEX Light Sweet Crude Oil (7.22)% Feb. 03 - June 04            (25,271,391)
                                     7,578        NYMEX Natural Gas (6.05)% Feb. 03 - Feb. 04                      (21,203,640)
                                                  Other (2.03)%                                                     (7,102,703)
                                                                                                                   ------------
                                                                                                                   (53,577,734)

                                                  Options owned 23.77%
                                     7,293        NYMEX Natural Gas Call 10.40% Feb. 03 - June 03                   36,430,400
                                     5,325        NYMEX Natural Gas Put 5.37% Feb. 03 - June 03                     18,812,110
                                                  Other 8.00%                                                       28,009,592
                                                                                                                    ------------
                                                                                                                    83,252,102

                                                  Options written (19.33)%
                                    12,086        NYMEX Light Sweet Crude Call (6.90)% Feb. 03 - June 03           (24,193,640)
                                                  Other (12.43)%                                                   (43,531,137)
                                                                                                                   ------------
                                                                                                                   (67,724,777)

                                                  Unrealized appreciation on Swaps contracts 10.85%
                                     3,354        NYMEX Natural Gas 5.46%                                           19,130,237
                                                  Other 5.39%                                                       18,881,534
                                                                                                                    ------------
                                                                                                                    38,011,771

                                                  Unrealized depreciation on Swaps contracts (13.84)%
                                     1,809        NYMEX Natural Gas (5.17)%                                        (18,107,814)
                                                  Other (8.67)%                                                    (30,362,408)
                                                                                                                    ------------
                                                                                                                   (48,470,222)
                                                                                                                    ------------
    Total Energy 4.07%                                                                                              14,257,357
                                                                                                                    ------------
Total Fair Value 4.07%                                                                                             $14,257,357
                                                                                                                    ==========
                              Investments at   % of Investments at
   Country Composition         Fair Value         Fair Value
   --------------------        -----------      ---------------

   United Kingdom              $25,728,485         180.46%
   United States               (11,471,128)        (80.46)
                              ------------         ------
                               $14,257,357         100.00%
                              ------------         ------

Percentages are based on Members' Capital unless otherwise indicated.

See accompanying notes to financial statements.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (UNAUDITED)

                             SB AAA MASTER FUND LLC
             STATEMENTS OF INCOME AND EXPENSES AND MEMBERS' CAPITAL
                                   (UNAUDITED)


                                                                THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                    JUNE 30,                               JUNE 30,
                                                            ------------------------------     --------------------------------
                                                                2003              2002               2003             2002
                                                            ------------------------------     --------------------------------
Income:
  Net gains on trading of commodity
   interests:
  Realized gains (losses) on closed positions              $ 51,205,109       $ 36,634,699     $ (92,568,712)     $ 42,816,561
  Change in unrealized gains (losses) on open
   positions                                                 (4,955,814)       (10,702,971)       27,054,699        12,746,971
                                                          --------------     --------------    --------------   ---------------

                                                             46,249,295         25,931,728       (65,514,013)       55,563,532
  Interest income                                               721,637            767,154         1,686,957         1,373,622
                                                          --------------     --------------    --------------   ---------------

                                                             46,970,932         26,698,882       (63,827,056)       56,937,154
                                                          --------------     --------------    --------------   ---------------

Expenses:
  Brokerage commissions including clearing fees
  of $398,062, $606,653, $1,434,608 and
  $1,098,861, respectively                                    3,289,199          4,277,310         9,786,358         7,521,526
  Professional fees                                               9,297              9,092            18,491            18,286
                                                          --------------     --------------    --------------   ---------------

                                                              3,298,496          4,286,402         9,804,849         7,539,812
                                                          --------------     --------------    --------------   ---------------

  Net income  (loss)                                         43,672,436         22,412,480       (73,631,905)       49,397,342

   Additions                                                 12,193,128          2,396,264        45,179,314        11,162,417
   Redemptions                                              (17,378,056)        (2,840,699)      (38,872,082)      (12,507,686)
   Distribution                                                (706,482)          (752,121)       (1,629,621)       (1,350,167)
                                                          --------------     --------------    --------------   ---------------

  Net increase (decrease) in Members Interest                37,781,026         21,215,924       (68,954,294)       46,701,906

Members capital, beginning of period                        243,548,133        177,700,705       350,283,453       152,214,723
                                                          --------------     --------------    --------------   ---------------

Members capital, end of period                            $ 281,329,159      $ 198,916,629     $ 281,329,159     $ 198,916,629
                                                          --------------     --------------    --------------   ---------------

Net asset value per Unit
  in (219,606.2204 and 136,093.2122 Units outstanding
    June 30, 2003 and 2002, respectively)                    $ 1,281.06         $ 1,461.62        $ 1,281.06        $ 1,461.62
                                                          -------------     --------------    --------------   ---------------
Net income (loss) per Unit of Member Interest                  $ 197.61           $ 163.99         $ (332.01)         $ 362.30
                                                          -------------     --------------    --------------   ---------------

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

2.     Financial Highlights:

         Changes in net asset value per Redeemable Unit for the three and six months ended June 30, 2003 and 2002 were as follows:


                                         THREE MONTHS ENDED          SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003           2002
                                       ----------     ----------    --------     ---------


Net realized and unrealized
  gains(losses) *                      $   47.04       $ 183.26     $  (31.36)   $  186.08
Interest income                             2.98           4.14          6.53         7.98
Expenses **                                (7.25)        (32.81)       (22.87)      (50.29)
                                       ----------     ----------    ----------     --------

Increase(decrease) for period              42.77         154.59        (47.70)      143.77

Net Asset Value per Redeemable Unit,
 beginning of period                    1,070.35         941.41      1,160.82       952.23
                                       ----------     ----------   -----------    --------

Net Asset Value per Redeemable Unit,
 end of period                         $1,113.12      $1,096.00     $1,113.12    $1,096.00
                                       ==========    ==========    ==========     =========

*       Includes brokerage commissions.
**      Excludes brokerage commissions.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

Financial Highlights continued:

                                        THREE-MONTHS ENDED          SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003           2002
                                       ----------     ----------    --------     ---------

Ratio to average net assets: ***

   Net investment loss before
     incentive fees ****                 (6.0)%        (5.1)%         (6.0)%    (4.5)%
                                         ======       =======       ========    =====


   Operating expenses                     7.4%          4.3%           7.5%      5.7%
   Incentive fees                         0.0%          6.6%           0.8%      4.4%
                                         ------       -------       --------    -----
   Total expenses                         7.4%         10.9%           8.3%     10.1%
                                         ======       =======       ========    ====

Total return:

   Total return before incentive fees     4.0%         19.2%          (3.7)%    18.8%
   Incentive fees                         0.0%         (2.8)%         (0.4)%    (3.7)%
                                         ------       -------       --------    ----
Total return after incentive fees         4.0%         16.4%          (4.1)%    15.1%
                                         ======       =======       ========    =====

***      Annualized
****     Interest income less total expenses (exclusive of incentive fees)
The above ratios may vary for individual investors based on the timing of capital transactions during the period.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)



Financial Highlights of the Master:

         Changes in net asset value per Unit for the three and six months ended June 30, 2003 and 2002 were as follows:

                                         THREE-MONTHS ENDED            SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003           2002
                                       ----------     ----------    --------     ---------


Net realized and unrealized
  gains(losses)                        $ 194.36       $  158.42     $ (339.61)   $ 352.34
Interest income                            3.29            5.64          7.68       10.09
Expenses                                  (0.04)          (0.07)        (0.08)      (0.13)
                                      ----------      ----------    ----------  ----------

Increase(decrease) for period            197.61          163.99       (332.01)     362.30

Distributions                             (3.22)          (5.53)        (7.42)      (9.92)

Net Asset Value per Unit,
 beginning of period                   1,086.67        1,303.16      1,620.49    1,109.24
                                      ----------      ----------    ----------  ---------

Net Asset Value per Unit,
 end of period                        $1,281.06       $1,461.62     $1,281.06   $1,461.62
                                      ==========      ==========    ==========  =========

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)


Financial Highlights of the Master:


                                          THREE-MONTHS ENDED         SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003        2002
                                       ----------     ----------    --------   ---------

Ratio to average net assets: *

  Net investment loss **               (3.4)%          (4.0)%         (5.4)%     (3.5)%

  Operating expenses                    4.4%            4.9%           6.5%       4.3%



Total return                           18.2%           12.6%         (20.5)%     32.7%

*  Annualized

**    Interest income less total expenses

         The above ratios may vary for individual investors based on the timing of capital transactions during the year.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

3. Trading Activities:

     The Partnership was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity instruments. The results of the Partnership/Master trading activities are shown in the Statement of Income and Expenses and Partners' Capital and are discussed in Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The respective Customer Agreement between the Partnership and CGM and the Master give the Partnership and the Master, respectively, the legal right to net unrealized gains and losses.

     All of the commodity interests owned by the Partnership are held for trading purposes. The average fair value during the three and twelve months ended June 30, 2003 and December 31, 2002, respectively, based on a monthly calculation, were $2,966,678 and $2,689,879, respectively. The fair values of these commodity interests, including options and swaps thereon, if applicable, at June 30, 2003 and December 31, 2002 was $(1,931,692) and $5,057,217,
respectively. Fair values for exchange traded commodity futures and options are based on quoted market prices for those futures and options. Fair values for all other financial instruments for which market quotations are not readily available are based on calculations approved by the General Partner.

4. Financial Instrument Risk:

     In the normal course of its business the Partnership directly, and through its investment in the Master, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures, options and swaps, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments to have a reasonable possibility to be settled in cash, through physical delivery

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The Master's swaps contracts are OTC contracts.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership/Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnerships's/Master's risk of loss in the event of counterparty default is typically limited to the amounts recognized as unrealized appreciation in the statement of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership/Master has concentration risk because the sole counterparty or broker with respect to the Partnership's/Master's assets is CGM.

     The General Partner monitors and controls the Partnership's/Master's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Master is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

                  SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

         The majority of these instruments mature within one year of June 30, 2003. However, due to the nature of the Partnership's/Master's business, these instruments may not be held to maturity.

                          Citigroup Managed Futures LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                        Statement of Financial Condition
                                  June 30, 2003
                                   (Unaudited)

                          Citigroup Managed Futures LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                        Statement of Financial Condition
                                  June 30, 2003
                                   (Unaudited)


Assets
Investments in affiliated limited partnerships    $ 17,170,004
Receivable from affiliated limited partnerships      7,103,805
Receivable from affiliates, net                      1,688,150
                                                  ------------

         Total assets                             $ 25,961,959
                                                  ============

Liabilities and Member's Capital
Accounts payable and accrued liabilities          $    425,748
Taxes payable                                                0
                                                  ------------
         Total liabilities                             425,748
                                                  ------------

Member's capital                                    83,536,211
Less: Note receivable from member                  (58,000,000)
                                                  ------------

         Total member's capital                     25,536,211
                                                  ------------

         Total liabilities and member's capital   $ 25,961,959
                                                  ============


The accompanying notes are an integral part of this statement of financial condition.

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                    NOTES TO STATEMENT OF FINANCIAL CONDITION
                                   (Unaudited)

Note  1.  Organization

Citigroup Managed Futures LLC (the "Company" or "CMF") is a wholly owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). CGMHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). The Company was organized and is authorized to act as a general partner for the management of investment funds and is registered as a commodity pool operator with the Commodity Futures Trading Commission.

At June 30, 2003, the Company is the general partner for 18 domestic Limited Partnerships with total assets of $1,250,448,525, total liabilities of $38,404,998 and total partners' capital of $1,212,043,527. The Company has a general partner's liability, which is unlimited (except to the extent it may be limited by the limited partnership agreement) with respect to these Limited Partnerships.

The Limited Partnerships are organized to engage in the speculative trading of commodity futures contracts and other commodity interests. The Company's responsibilities as the general partner to these Limited Partnerships are described in the various limited partnership agreements. The Company generally maintains an equity investment of 1% in the majority of Limited Partnerships.

The Company is also the trading manager for three offshore funds. As trading manager to these offshore funds, the Company will select trading advisors who in the trading manager's opinion, have demonstrated a high degree of skill in trading commodity interest contracts to manage the assets of the funds. For these services, the Company receives management fees. The Company does not have an equity investment in these offshore funds.

Note 2.  Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates may vary from actual results.

Investments in Limited Partnerships are valued at the Company's proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value. The Limited Partnerships value positions at the closing market quotations and through other fair valuation procedures on the last business day of the year.

Under the terms of each of the limited partnership agreements for which CMF is a general partner,

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

             NOTES TO STATEMENT OF FINANCIAL CONDITION - (Continued)

the Company is solely responsible for managing the partnership. Other responsibilities are disclosed in each limited partnership agreement. The Company normally makes a capital contribution to each such Limited Partnership. The Limited Partnership agreements generally require the general partner to maintain a cash investment in the Limited Partnerships equal to the greater of
(i) an amount which will entitle the general partner to an interest of 1% in each material item of partnership income, gain, loss, deduction or credit or
(ii) the greater of (a) 1% of the aggregate capital contributions of all partners or (b) a minimum of $25,000. While CMF is the general partner thereof, the Company may not reduce its percentage interest in such Limited Partnerships to less than such required level, as defined in each limited partnership agreement.

Consistent with the limited partnership agreements, the Company received an opinion of counsel that it may maintain its net worth, as defined in the limited partnership agreements (excluding its investment in each such Limited Partnership), at an amount not less than 5% of the total contributions to the Limited Partnerships by all partners. CGMHI will contribute such amounts of additional capital to the Company, all or part of which may be contributed by a note (see Note 3), so that the Company may maintain its net worth requirement. This requirement was met throughout the six months ended June 30, 2003.

Receivable from Limited Partnerships pertain to commissions, management fees and other receivables for services rendered as well as amounts receivable as a result of the Company paying organization, offering and other costs on behalf of the Limited Partnerships. Costs pertaining to organization and offering are reimbursed by the Limited Partnerships to the Company over a period varying from eighteen to forty-eight months or as interest income is earned by a Limited Partnership in accordance with the Limited Partnership's prospectus. The offering costs reimbursable at June 30, 2003 were $323,191. Repayment of these costs is not contingent upon the operating results of the Limited Partnerships. In addition, as general partner, the Company earns monthly management fees and commissions from the Limited Partnerships as defined by the limited partnership agreements. Management fees, commissions, and other receivables at June 30, 2003 were $128,914, $4,832,596 and $1,819,104, respectively.

Note 3.  Note Receivable from CGMHI

The note receivable consists of a $58,000,000 demand note dated June 22, 1994, which is non-interest bearing and is included in member's capital as of June 30, 2003. The demand note was issued to the Company by CGMHI.

Note 4.  Related Party Transactions

Substantially all transactions of the Company, including the allocation of certain income and expenses, are transacted with CGMHI, limited partnerships of which it is the general partner, and

                          CITIGROUP MANAGED FUTURES LLC
                 (A Wholly Owned Subsidiary of Citigroup Global
                             Markets Holdings Inc.)

             NOTES TO STATEMENT OF FINANCIAL CONDITION - (Continued)


other affiliates. Receivable from affiliates on the Company's statement of financial condition represents amounts due from Salomon Smith Barney Inc., an indirect wholly owned subsidiary of CGMHI, for interest income, commissions, and other receivables.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5.  Income Taxes

For tax purposes, the Company has elected, pursuant to IRS regulations, to be considered a pass-through entity whose income tax liabilities will be borne by its Parent. Under a tax sharing agreement with its Parent, the Company provides income tax expense, for financial reporting purposes, at an effective rate based on its expected share of Citigroup's consolidated provision for income tax expense.

Note 6.  Employee Benefit Plans

     The Company participates in a noncontributory defined benefit pension plan with Citigroup which covers substantially all U.S. employees.

The Company, through Citigroup, has a defined contribution employee savings plan covering substantially all U.S. employees. In addition, the Company has various incentive plans under which stock of Citigroup is purchased for subsequent distribution to employees, subject to vesting requirements.

Note 7.  Member's Capital

For the six months ended June 30, 2003, the Company has not declared or paid any dividends. Other than net income, there were no other changes to member's capital.

     (b)  Selected  quarterly   financial  data.  Selected  unaudited  quarterly
financial data for the six months ended June 30, 2003 and the years ended December 31, 2002 and December 31, 2001 follow.


                                                For the period  For the period  For the period    For the period   For the period
                                                     from           from            from            from                from
                                                April 1, 2003   January 1, 2003 October 1, 2002    July 1, 2002     April 1, 2002
                                                      to            to               to                to                to
                                                June 30, 2003   March 31, 2003  December 31, 2002 September 30, 2002 June 30, 2002
                                                -------------   --------------------------------------------------------------------

Net realized and unrealized trading
gains (losses) net of brokerage
commissions and clearing fees including
interest income                                   $(2,871,147)   $(6,050,680)   $(1,302,441)       $ 5,989,176   $ 7,293,348
Net Income (loss)                                 $(4,164,619)   $(7,157,014)   $(1,985,744)       $ 4,782,784   $ 6,019,944

Increase (decrease) in Net Asset Value per Unit   $(    47.70)   $(    90.47)   $(    47.57)       $    112.39   $    154.59


                                                For the period  For the period   For the period    For the period   For the period
                                                     from           from              from             from                from
                                                January 1, 2002  October 1, 2001   July 1, 2001     April 1, 2001   January 1, 2001
                                                      to              to              to                 to              to
                                                 March 31, 2002 December 31, 2001 September 30, 2001  June 30, 2001   March 31, 2001
                                                -------------   ----------------- ------------------ --------------- ---------------


Net realized and unrealized trading
gains (losses) net of brokerage
commissions and clearing fees including
interest income                                   $  910,971      $( 333,423)   $( 210,810)          $  520,901   $1,483,688
Net Income (loss)                                 $  379,716      $( 625,442)   $( 440,171)          $  327,667   $1,075,492

Increase (decrease) in Net Asset Value per Unit   $(   10.82)     $(   29.40)   ($   33.57)          $    26.08   $    85.52



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




     (c) Information about gas producing activities. The Partnership is not engaged in oil and gas producing activities.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     PricewaterhouseCoopers LLP was previously the independent accountant for the Partnership. On July 9, 2002, that firm was dismissed as principal independent accountant and KPMG LLP was engaged as principal independent accountant. The decision to change independent accountants was approved by the General Partner.

     In connection with the audit of the two fiscal years ended December 31, 2001 and 2000 and through July 9, 2002, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference thereto in their reports on the financial statements for such time period.

     The audit reports of PricewaterhouseCoopers LLP on the financial statements of the Partnership as of and for the years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

     A letter from PricewaterhouseCoopers was filed as Exhibit 16 to the Partnership's Form 10 filed on April 30, 2003 and is incorporated herein by reference.

Item 15. Financial Statements and Exhibits.

          (a)  Financial Statements.

               The following financial statements have been filed as part of this registration statement or incorporated by reference to the Partnership's Amendment No. 1 to Form 10 filed on April 30, 2003, previously filed on August 12, 2003:

               Statements of Financial Condition of the Partnership at June 30, 2003 (unaudited) and December 31, 2002 and 2001.

               Condensed Schedules of Investments at June 30, 2003 (unaudited) and December 31, 2002.

               Statements of Income and Expenses for the quarter ended June 30, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000.

               Statements of Partners' Capital for the quarter ended June 30, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000.

               Condensed Schedule of Investments of the Partnership at June 30, 2003 (unaudited) and December 31, 2002.

               Notes to Financial Statements including the Financial Statements of SB AAA Master Fund LLC.

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

               Statements of Financial Condition of the General Partner at June 30, 2003 (unaudited) and December 31, 2002.


  (b)  Exhibits.


    *Exhibit 3.1-    Certificate of Limited Partnership
    *Exhibit 3.2-    Certificate of Amendment to the Certificate of Limited
                      Partnership
    *Exhibit 3.3-    Amended and Restated Limited Partnership Agreement
    *Exhibit 10.1-   Management Agreement among the Partnership, the General
                      Partner, SFG Global Investments, Inc. and AAA Capital Management, Inc.
    *Exhibit 10.3-   Management Agreement among the Partnership, the General
                      Partner, SFG Global Investments, Inc. and Willowbridge Associates Inc.
   **Exhibit 10.3(a) Management Agreement among the Partnership, the General
                      Partner and Winton Capital Management Limited
    *Exhibit 10.4-   Amended and Restated Customer Agreement between the
                      Partnership and Salomon Smith Barney Inc. (the predecessor to CGM)
    *Exhibit 10.5-   Amended and Restated Agency Agreement between the
                      Partnership and Salomon Smith Barney Inc. (the predecessor to CGM)
    *Exhibit 10.6-   Form of Subscription Agreement
    *Exhibit 10.7-   Amendment to the Management Agreement among the
                      Partnership, the General Partner, SFG Global Investments, Inc. and AAA Capital Management, Inc.
    *Exhibit 10.9-   Amendment to the Management Agreement among the
                      Partnership, the General Partner, SFG Global Investment, Inc. and Willowbridge Associates Inc.
    *Exhibit 10.10-  Letter from the General Partner to AAA Capital Management,
                      Inc. extending the Management Agreement for 2000
    *Exhibit 10.12-  Letter from the General Partner to AAA Capital Management,
                      Inc. extending the Management Agreement for 2001
    *Exhibit 10.14-  Letter from the General Partner to Willowbridge Associates,
                      Inc. extending the Management Agreement for 2001
    *Exhibit 10.15-  Letter from the General Partner to AAA Capital Management,
                      Inc. extending the Management Agreement for 2002

    *Exhibit 10.17-  Letter from the General Partner to Willowbridge
                      Associates, Inc. extending the Management Agreement for
                      2002
   **Exhibit 10.18-  Letter from the General Partner to AAA Capital Management,
                      Inc. extending the Management Agreement for 2003
   **Exhibit 10.19-  Letter from the General Partner to Willowbridge Associates,
                      Inc. extending the Management Agreement for 2003
   **Exhibit 10.20-  Letter from the General Partner to Winton Capital
                      Management Limited extending the Management Agreement for 2003
    *Exhibit 16-     Letter regarding Change in Certifying Accountant
   **Exhibit 99.1-   Annual Report of the Partnership
   **Exhibit 99.2-   Annual Report of the General Partner
      Exhibit 99.3-   Independent Accountants' Consent


*Incorporated by reference to the Partnership's Form 10 previously filed on April 30, 2003.

**Incorporated by reference to the Partnership's Amendment No. 1 to Form 10 filed on April 30, 2003, previously filed on August 12, 2003.


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


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SALOMON SMITH BARNEY ORION FUTURES FUND L.P.
--------------------------------------------
(Registrant)


Date:  November 5, 2003


By:  Citigroup Managed Futures LLC
                  (General Partner)


By:   /s/ Daniel R. McAuliffe, Jr.,
         --------------------------
         Daniel R. McAuliffe, Jr.,
         Chief Financial Officer



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